As filed with the Securities and Exchange Commission on Sept. 7, 2007

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


- -------------------------------------------------------------------------

                                    FORM 20-F/A

- -------------------------------------------------------------------------


[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      Date of event requiring this shell company report ________

      For the transition period from ________ to ________

                         Commission file number ________

                       -----------------------------------

                            HORIZON INDUSTRIES, LTD.
             (Exact name of registrant as specified in its charter)

                            British Columbia, Canada
                 (Jurisdiction of incorporation or organization)

    Suite 1710-1040 West Georgia Street, Box 83, Vancouver, BC Canada V6E 4H1
                    (Address of principal executive offices)

       SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B)
                                OF THE ACT: NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                 TITLE OF CLASS:
                         COMMON STOCK WITHOUT PAR VALUE

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                OF THE ACT: NONE




Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 19,094,250 as of February 28, 2007.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [ ] Yes [ ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [ ] Yes [X] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated Filer [ ]   Non-accelerated Filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [ ] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [ ] Yes [ ] No



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
TABLE OF CONTENTS

   Part I.
   Item 1.     Identity of Directors, Senior Management and Advisers                              1
   Item 2.     Offer Statistics and Expected Timetable                                            1
   Item 3.     Key Information                                                                    2
   Item 4.     Information on the Company                                                         7
   Item 4A.    Unresolved Staff Comments                                                         14
   Item 5.     Operating and Financial Review and Prospects                                      14
   Item 6.     Directors, Senior Management and Employees                                        16
   Item 7.     Major Shareholders and Related Party Transactions                                 19
   Item 8.     Financial Information                                                             20
   Item 9.     The Offer and Listing                                                             20
   Item 10.    Additional Information                                                            21
   Item 11.    Quantitative and Qualitative Disclosures About Market Risk                        26
   Item 12.    Description of Securities Other than Equity Securities                            27

   Part II.
   Item 13.    Defaults, Dividend Arrearages and Delinquencies                                   27
   Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds      27
   Item 15.    Controls and Procedures                                                           27
   Item 16.    [Reserved]                                                                        27
   Item 16(A). Audit Committee Financial Expert                                                  27
   Item 16(B). Code of Ethics                                                                    27
   Item 16(C). Principal Accountant Fees and Services                                            27
   Item 16(D). Exemption from the Listing Standards for Audit Committees                         27
   Item 16(E). Purchases of Equity Securities by the Issuer and Affiliated Purchasers            27

   Part III.
   Item 17.    Financial Statements                                                              27
   Item 18.    Financial Statements                                                              27
   Item 19.    Exhibits                                                                          27

   SIGNATURES                                                                                    28

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS


A. DIRECTORS AND SENIOR MANAGEMENT

Name                           Business Address                         Functions
- ----------------------------   --------------------------------------   ----------------------------
Christopher J. Wensley         Suite 1710 -1040 West Georgia Street     Director, President
                               Vancouver, BC
                               Canada V6E 4H1

Patrick Forseille              Suite 1710-1040 West Georgia Street      Director,  CFO
                               Vancouver, BC
                               Canada V6E 4H1

J. Paul Sorbara                Suite 1710 -1040 West Georgia Street     Director
                               Vancouver, BC
                               Canada V6E 4H1

Ron Bourgeois                  Suite 1710-1040 West Georgia Street      Director, Secretary
                               Vancouver, BC
                               Canada V6E 4H1

Mr. Chris Wensley has been a director and officer since October 6, 2005.
Mr. James Ramano was a director from October 1, 2003 to March 21, 2006.
Mr. Robert Paul was a director from February 27, 1997 to October 1, 2003.
Mr. Jim Pettit was a director from January 20, 2003 to August 10, 2006.
Mr. Donald Huston acted as director from March 1, 2000 to January 30, 2004.
Mr. Daniel Torok acted as director from April 1, 2002 to January 20, 2003.
Mr. Patrick Forseille has been a director and officer since October 12, 2004.
Mr. Ronald Bougeois has been a director and officer since August 10, 2006.
Mr. Paul Sorbara has been a director since January 30, 2004.


B. ADVISERS

Name                           Business Address                         Position
- ----------------------------   --------------------------------------   ----------------------------

Tupper Johnsson & Yeadon       1710-1177 West Hastings Street           Legal Counsel
                               Vancouver, BC
                               Canada V6E 2L3


C. AUDITORS

Name                           Business Address                         Professional Body Membership
- ----------------------------   --------------------------------------   ----------------------------

Davidson & Company LLP         1200-609 Granville Street. P.O. Box 10372   SC International
                               Pacific Centre, Vancouver
                               Canada V7Y 1G6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated financial data presented in the table below for the fiscal years ended February 28, 2006 and 2007 is derived from our consolidated financial statements and is denominated in Canadian dollars. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. This data includes our accounts and our wholly-owned subsidiary's accounts. The following selected financial data is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes. We follow the full cost method of accounting for oil and gas operations.

The selected financial data for the years ended February 28, 2006 and 2007 was derived from our financial statements, which have been audited by Davidson & Company LLP, as indicated in their audit report which is included elsewhere in this registration statement. We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain future earnings for use in our operations and the expansion of our business.


          Selected Financial Data Presented According to Canadian GAAP


                                                        Year Ended
                                                        February 28
                                -----------------------------------------------------------------
                                      2007           2006           2005      2004         2003
Revenue                             137,196                 0            0      6,659      9,922
Net Income                         (672,855)       (1,430,579)    (382,381)  (231,481)  (154,365)
Net Income per share basic
   and diluted                           (0.04)            (0.11)      (0.04)      (0.09)    (0.05)
Cash dividends per share                  0                 0           0           0         0
Weighted average shares          16,754,935        13,330,102   8,614,714   4,082,092  3,131,781
Ended shares outstanding         19,094,250        14,894,250   9,600,000   6,660,000  3,325,000

Total assets                      1,613,474           691,974   1,106,353     478,909    199,600
Long term liabilities                     0                 0           0           0          0
Shareholders' equity              1,613,474           691,974   1,106,353     478,909    199,600
Capital expenditures (net)          986,047           362,189     764,697     474,181    171,000


B. CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as at February 28, 2007 and is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes.


Capitalization and Indebtedness
(In Canadian Dollars)

                                                       February 28, 2007
      Indebtedness

      Accounts payable and accrued liabilities                   627,427
      Note Payable                                                     -
      Convertible loan                                                 -

      Total Indebtedness                                         627,427

      Shareholders' equity

      Share capital                                            3,854,405
      Contributed surplus                                        288,059
      Deficit                                                 (3,156,417)

      Net shareholders' equity                                   986,074

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C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

This section describes some of the risks and uncertainties faced by us. The factors below should be considered in connection with any forward looking statements in this registration statement. The risk factors described below are considered to be the significant or material ones, but they are not the only risks faced by us.

Competition. The oil and gas industry is highly competitive. We experience competition in all aspects of our business, including searching for, developing and acquiring reserves, obtaining pipeline and processing capacity, leases, licenses and concessions, and obtaining the equipment and labor needed to conduct operations and market crude oil and natural gas. Our competitors include multinational energy companies, other independent crude oil and natural gas concerns and individual producers and operators. Many competitors have financial and other resources substantially greater than those available to us and, accordingly, may be better positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of our larger competitors may be better able to respond to factors such as changes in worldwide crude oil and natural gas prices, levels of production, the cost and availability of alternative fuels or the application of government regulations. We expect a high degree of competition to continue.

Government Regulation and Environmental Matters. We are subject to various federal and state laws and regulations, including environmental laws and regulations in each jurisdiction in which we operate. We believe that we are in substantial compliance with such laws and regulations; however, such laws and regulations may change in the future in a manner that will increase the burden and cost of compliance. In addition, we could incur significant liability for damages, clean up costs and penalties in the event of certain discharges into the environment. Certain laws and governmental regulations may impose liability on us for personal injuries, clean-up costs, environmental damages and property damages, as well as administrative, civil and criminal penalties. Although we believe that cost of compliance with environmental regulations will not have a material adverse effect on our operations or earnings, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages for injuries to property or persons resulting from our operations could result in substantial costs and liabilities. Some of the regulations that apply to us in the United States, where we have field operations, include the Resource Conservation and Recovery Act and comparable state statutes, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act, the Occupational Safety and Health Act and comparable state statutes, the Oil Pollution Act 1990, the Water Pollution Control Act of 1972, the Safe Drinking Water Act and the Toxic Substances Control Act. We are unable to estimate the costs to be incurred for compliance with environmental laws over the next twelve months, however, management believes all such costs will be those ordinarily and customarily incurred in the development and production of oil and gas and that no unusual costs will be encountered.

Exploration and Production Regulations. Our operations in the United States are subject to various types of regulation at the federal, state and local levels. Such regulations include requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used or obtained in connection with operations. Our operations are also subject to various conservation regulations. These include the regulation of the size of drilling and spacing units and the density of wells that may be drilled and the unitization or pooling of oil and gas properties. In addition, certain state conservation laws may establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amount of oil and gas which can be produced from wells in which we hold interest and may limit the number of wells or the locations at which wells can be drilled. The extent of any impact on our operations of such restrictions cannot be predicted.

International Operations. We are actively pursuing oil and gas opportunities in several foreign countries. International crude oil and natural gas exploration, development and production activities are subject to political and economic uncertainties (including but not limited to changes, sometimes frequent or material, in governmental energy policies or the personnel administering them), expropriation of property, cancellation or modification of contract rights, foreign exchange restrictions, currency fluctuations, royalty and tax increases, limits on allowable levels of production and other risks arising out of foreign governmental sovereignty over the areas in which our operations will be conducted, as well as risks of loss due to civil strife, terrorism, acts of war and insurrection. These risks may be higher in developing countries in which we may conduct such activities. Our international operations may also be adversely affected by laws and policies of Canada or the United States affecting foreign trade, taxation and investment. Consequently, our international exploration, development and production activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from international operations, we may be subject to the exclusive jurisdiction of courts outside the United States or Canada or may not be successful in subjecting persons to the jurisdictions of the courts in the United States or Canada, which could adversely affect the outcome of such dispute.

Dependence on Key Personnel. We depend to a large extent on the services of Christopher J. Wensley, our President, Patrick Forseille, our CFO and Ron Bourgeois, corporate secretary. The loss of the services of any of these individuals could have a potential adverse effect on our operations. Ability to Attract Competent Personnel. Recent commodity price increases have driven a substantial increase in oil and gas exploration activities worldwide, with a concurrent rise in demand for competent oil and gas professionals. We are a small company and must compete with larger, better capitalized companies for competent personnel.

Concentration of Producing Properties. Our crude oil and natural gas production is presently concentrated in three properties in Texas, United States: the Stewart Lease, Manahuilla Creek and Whatley Prospect. We will be vulnerable to a disproportionate impact of delays or interruptions of production until we develop a more diversified production base. Once we have more producing properties, a disruption in one property will have less of an impact on our overall production. In addition, we are not the operator of the Manahuilla Creek and Whatley properties. As such, our plans, commitments and obligations are dependent on the operator's plans and on how well the operator executes such plans.

Insurance and Uninsured Risk. Our business is subject to a number of risks and hazards, including the risk of fire, explosions, equipment failure, abnormally pressured formations, environmental hazards, industrial accidents, changes in the regulatory environment, labor disputes, the occurrence of any of which could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Our insurance will not cover all the potential risks associated with an oil and gas company's operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not be available or may not be adequate to cover any resulting liability. There are risks against which we cannot insure or against which we may elect not to insure. We, and the operators of our properties, maintain insurance in accordance with customary industry practices and in amounts that we believe to be reasonable. The occurrence of a significant event that is not fully insured could have a material adverse effect on our results of operation and our financial condition.

Commodity Price Fluctuations. Our revenues and profitability are substantially dependent upon prevailing prices for crude oil, natural gas and natural gas liquids. For much of the past decade, the markets for crude oil and natural gas have been extremely volatile. These markets are expected to continue to be volatile in the foreseeable future. In general, future prices of crude oil, natural gas and natural gas liquids are dependent upon numerous external factors such as various economic, political and regulatory developments and competition from other sources of energy. The unsettled nature of the energy market and the unpredictability of worldwide political developments, including, for example, the Iraq war and the actions of the Organization of Petroleum Exporting Countries members, make it particularly difficult to estimate future prices of crude oil, natural gas and natural gas liquids.

Exploration Risks. Our results of operations are heavily dependent on how successful we are in the exploration for crude oil and natural gas. Exploration activities involve substantially more risk than development or exploitation activities. Exploratory drilling is a speculative activity. The use of three-dimensional seismic data and other advanced technologies may increase the probability of success of exploratory wells, and reduce the average finding costs through the elimination of prospects that might otherwise be drilled solely on the basis of two-dimensional seismic data and other traditional methods. Even when fully utilized and properly interpreted, three-dimensional seismic data and visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators and do not conclusively allow the interpreter to know if hydrocarbons will in fact be present, or present in economic quantities, in such structures. Failure of our exploration activities would have a material adverse effect on our results of operations and financial condition.

Operating Risks. The oil and gas industry involves a variety of operating risks, including the risk of fire, explosion, blowout, pipe failure, casing collapse, stuck tools, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, pipeline ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to us due to injury and loss of life, loss of or damage to well bores and/or drilling or production equipment, costs of overcoming downhole problems, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Gathering systems and processing facilities are subject to many of the same hazards and any significant problems related to those facilities could adversely affect our ability to market our production. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and results of operations.

Shortage of Supplies and Equipment. Our ability to conduct operations in a timely and cost effective manner is subject to the availability of crude oil and natural gas field supplies, rigs, equipment and service crews. There presently exists a general tightening of supplies, equipment and personnel available to conduct operations in a timely manner. We anticipate this shortage of certain types of supplies and equipment will result in delays in our operations as well as in higher operating and capital costs.

Drilling and Workover Plans Subject to Change. This registration statement includes descriptions of our future drilling and workover plans with respect to our prospects. A prospect is a property on which our geoscientists have identified what they believe, based on available seismic and geological information, to be indications of hydrocarbons. Our prospects are in various stages of review. Whether or not we ultimately drill a prospect may depend on the following factors: receipt of additional seismic data or reprocessing of existing data; material changes in crude oil or natural gas prices; the costs and availability of drilling equipment; success or failure of wells drilled in similar formations or which would use the same production facilities; availability and cost of capital; changes in the estimates of costs to drill or complete wells; our ability to attract other industry partners to acquire a portion of the working interest to reduce exposure to costs and drilling risks; decisions of our joint working interest owners and operators; and restrictions imposed by governmental agencies. Additionally, due to the significant amount of work done by prior operators on many of the existing wellbores in our older prospects, we may be subject to unanticipated delays and expenses during the course of any planned workover programs. We will continue to gather data about our prospects, and it is possible that additional information may cause us to alter our drilling and workover schedule or determine that a prospect should not be pursued at all.

Capital Requirements. We will be required to make substantial capital expenditures to develop reserves and to discover new crude oil and natural gas reserves. If our cash and cashflow from operating activities is insufficient to fund such additional expenditures, we may be required to sell equity, issue debt, sell properties or offer interests in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance that capital will be available to us from any source or that, if available, it will be at prices or on terms acceptable to us. Should sufficient capital not be available, the development and exploration of our properties could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. If we are unable to meet our share of costs incurred under agreements to which we are a party, our interest in the properties subject to such agreements may be reduced.

Replacement of Reserves. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future success depends upon our ability to find, develop and/or acquire crude oil and natural gas reserves at prices that permit profitable operations. Except to the extent that we conduct successful development, exploitation or exploration activities or acquire properties containing proved reserves, our proved reserves will decline. Estimates of Reserves and Related Data. Numerous uncertainties are inherent in estimating quantities of proved and other reserves of oil and gas and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data presented in this registration statement represents only estimates based on available geological, geophysical, production and engineering data, the extent, quality and reliability of which vary. Oil and gas reserve engineering is a subjective process of estimating accumulations of oil and gas that cannot be measured in an exact manner, and estimates of other engineers might differ materially from those shown.

Additional Capital Contributions Could Result in Dilution to Existing Shareholders. We do not know if we will be able to generate material revenue from oil and gas operations. Historically, the primary source of funds available to us has been through the sale of our equity securities. Any future additional equity financing could cause dilution to current stockholders.

Limited and Volatile Trading Volume. Although our shares trade on the TSX Venture Exchange, the volume of trading has been limited and volatile in the past and is likely to continue to be so in the future, making it difficult for investors to readily sell their shares in the open market. Without a liquid market for the our shares, investors may be unable to sell their shares at favorable times and prices and may be required to hold their shares in declining markets or to sell them at unfavorable prices. Our shares do not trade on an established market in the United States and we cannot make any assurances that our shares will ever trade in such a market, or if they do so trade, that a United States market for our shares will be sustained.

Volatility of Share Price. The market price of many resource companies, particularly resource exploration companies like us, have experienced wide fluctuations in price, resulting in substantial losses to investors who have sold their shares at a low price point. These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria. Significant fluctuation in our share price is likely to continue, and could potentially increase, in the future.

Dividend Policy. No dividends on our common shares have been paid to date. We currently plan to retain all future earnings and other cash resources, if any, for the future operation and development of our business. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders. Sales of a large number of our common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair our ability to raise capital through future sales of common shares.

Difficulty for U.S. Investors to Effect Service of Process. We are incorporated under the laws of the Province ofBritish Columbia, Canada. Consequently, it will be difficult for United States investors to effect service of process in the United States upon our directors or officers, or to realize in the United States upon judgments of United States' courts predicated upon civil liabilities under the Exchange Act. All of our directors are residents of Canada, and a significant portion of our assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Conflicts of Interest. There may be potential conflicts of interest for certain of our officers and directors who are or may become engaged from time to time in the crude oil and natural gas business on their own behalf or on behalf of other companies with which they may serve in the capacity as directors or officers. Certain of our independent directors are officers and/or directors of other publicly traded crude oil and natural gas exploration and production companies. Title to Properties. Title to oil and gas properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of undeveloped properties, only cursory investigation of record title is made at the time of acquisition. Drilling title opinions are usually prepared before commencement of drilling operations. Although the Company has no basis to believe that such will occur, there can be no assurance that our title to oil and gas properties may not be challenged through legal proceedings.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Incorporation, Amalgamation and Name Change. The Company was incorporated under the provisions of the Company Act of the Province of British Columbia on February 24, 1997 as J.P.T. Resources Ltd., and changed its name to Horizon Industries, Ltd. On June 7, 1999.

On December 22, 2003, the Company formed a wholly-owned subsidiary, Horizon Industries (USA), Ltd. Which was incorporated in the State of Nevada. All current and future U.S. based petroleum and natural gas interests will be legally held by this wholly-owned U.S. subsidiary.

CONTACT INFORMATION. Our head office is located at Suite 1710-1040 West Georgia Street Box 83, Vancouver BC Canada V6E 4H1. Telephone: 604-488-3900. Fax:
604-488-3910. Our contact person is Patrick Forseille.

DEVELOPMENT OF OUR BUSINESS. We are in the business of exploring, developing and producing crude oil and natural gas properties.

STEWART LEASE. During the 2005 fiscal year, the Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. acquired 544 acres composed of two contiguous 272 acre leases in Goliad County, Texas expiring between January 12, and July 5, 2008.

The Stewart prospect is within the Jobar field, which was discovered by Edge Petroleum in late 1997 with production from the middle Yegua formation between 5,300 and 5,500 feet. To date, there are 9 wells in the Jobar field with cumulative gas production of 5.9 Bcf of gas. The average initial production for the wells in the field has been 1.8Mmcf per day to a maximum of 5 Mmcf per day from the Swickheimer #2 well. The closest well to the Stewart lease is the V. Albrecht #1 well, which is located 900 feet east of the lease. Total production from this well is 650 Mmcf with an initial production rate of 1.85Mmcf per day.

The Jobar field appears to be a series of isolated bar deposits trending in a north-east/south-west direction. Some faulting may have occurred between the bars. The average area of the individual bar is approximately 40 acres. The Jobar field was discovered using seismic amplitude analysis. 2D Seismic over the Stewart lease indicates the existence of at least three and up to five untested sand bars. Horizon has purchased a 3D data set over this prospect to further refine these targets prior to drilling.

During the previous year, the Company completed drilling of the 5,700 foot Stewart #1 well at the Stewart East Prospect. The well was put online in February 2006 and is currently no producing gas. Plans are currently underway to drill a shallow well on the Stewart West acreage.

During the previous year, the Company acquired all deeper rights on the Stewart lease in Goliad County, TX. Recently gas and condensate was discovered by Chesapeake Energy Corporation in 2003 in the Marshall Field in the Middle Wilcox formation, which is located approximately 1.5 miles north of the Stewart lease.

Preliminary interpretation shows several defined structural targets comprising approximately 200 acres in the Wilcox formation situated within the Stewart West acreage. The target appears consistent with other successful Wilcox wells in the immediate vicinity.

There are currently several producing Wilcox wells within one half mile of the Stewart leases. The Etoco Heard #1 well located one half mile due North, came on line in February of 2005 having an initial production rate of 8.9 Million Cubic Feet Per Day (MMCF/ D). This well produced a cumulative 2/26BCF of gas plus 47,300 Bbl of condensate to date. The Chesapeake Eichman #1 Well, situated less than one half mile north west of Horizon's Stewart leases, came on line in April 2005 having an initial production rate of 21MMCF/D. The well has produced a cumulative 3.5BCF of gas plus 45,000 Bbls of condensate.
The Chesapeake Hawkins Deep #1 well located 1,000 feet due west of Horizon's Stewart leases has produced a cumulative 2.9 BCF and 33,000 barrels of condensate. The Hawkins Deep #2 located directly south of the Hawkins
Deep #1 has produced .9 BCF and 10,000 barrels of condensate.

Based on the recent Wilcox activity in the area, Horizon acquired and processed the 3D data covering the Wilcox horizons on the Stewart lease. The data is of high quality and shows that the Stewart lease is on the next down faulted block from the wells in the Marshall Field. These amplitudes appear to be at least as strong or stronger that the Marshall Field anomalies.

During the year, the Company received some sundry revenue from petroleum and natural gas which has been offset against the deferred development costs.

MANAHUILLA CREEK. The Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. acquired a 20% working interest in the Manahuilla Creek Prospect in Goliad County, TX. The leases are currently signed. A 6,700 foot test well was drilled in May 2004. Several zones were tested with no significant flow obtained. During the previous year, the Company abandoned the well and all related costs were added to the capitalized costs subject to depletion.


WHATLEY PROSPECT. The Company's wholly owned subsidiary, Horizon Industries, U.S.A. Ltd. owns a 9% working interest in the Whatley #1 Development Prospect, in the Spartan Field, San Patricio County, Texas. The Whatley #1 well is located on a 312 acre lease in the Spartan Field, San Patricio County Texas. The Spartan Field was discovered in the 1940's by 2D seismic exploration.
The Company paid approximately US$192,000 for its ownership share of a development well on the property which was drilled in September 2004.
The well was put online in January 2005 and since that time, several zones have been perforated tested and flowed to sales with limited production. Testing operations to stimulate further production are ongoing.

WAVERLY PROSPECT. During the current fiscal year, the Company's wholly-owned subsidiary, HOrizon Industries U.S.A. Ltd. entered into a Joint Venture agreement to participate with Pan American Development Company, Inc. in a drilling program in San Jacinto County, Texas, approximately 50 miles north of Houston Texas. The Company acquired a 25% working interestin the initial phase of the prospect with an option to acquire up to 37.5% working interest in the balance of the prospect currently comprising a total of 3,100 acres (75% net revenue interest).

The inital phase calls for the development of 400 acres of Jackson sands at a depth of approximately 2,800 feet. Drilling of up to five wells is contemplated on the initial 400 acres, with reserve potential of one to two Billion Cubic Feet ("BCF") of gas from the sand at 2,800 feet. The acreage may also host a second gas charged Jackson sand at approximately 3,100 feet based on logs from nearby wells. NO reseerves have been assigned to this stratigraphic trap, but the sand has produced gas in several wells in the immediate area. There is geological evidence for an additional 40 location on existing leashold and the possibility for even more (up to 80) potential locations if the geologic model associated with this prospect is accurate.

An initial test well was drilled subsequent to the quarter ended and perforation and flow testing of the first of several primary zones of
interest as identified by logs and side wall cores was completed.   Four
feet of perforations were shot in this first zone. The well was flow tested for 2 hours each on a 6/64ths choke, an 8/64ths choke and for 4 hours on a 10/64ths choke. The well flowed at stable rates of 264 MCF, 461 MCF and 611 MCF dry gas per day respectively, with stabilized flowing tubing pressures of 1,135 PSI, 1,120 PSI and 1,080 PSI respectively. The operator is preparing to tie in the well for production and anticipates installation of facilities and a sales line within the next two to three weeks. An independent four point flow test will be conducted during this interval.

The Hammond #1 well is the first of up to five wells proposed to be drilled on the initial 400 acre phase of the New Waverly prospect.

FUNK LEASE. During the current fiscal year, the Company's wholly-owned subsiciary, Horizon Industries U.S.A. Ltd., acquired a 100% working interst in the Funk property consisting of two oil and gas leases totaling 400 acres located in Goliad County, Texas. The leases expire on March 31, 2009. The property is situated in the prolific Middle Yegua gas trend which has produced gas and condensate in the nearby Naetze Yegua, Perdido Creek and Jobar fields.

The Company has acquired 3D data covering Funk and surrounding lands to further define and identify prospective targets on the lease previously defined by 2d seismic data. Analysis and interpretation of the 3d data has identified several prospective targets throughout the property. Horizon's technical staff have been correlating the 3d data with well log data from local producing wells to compile a comprehensive data set over the lease and to reduce the drilling risk.

In addition, two wells were drilled on the Funk lease in 2003, placed in production, and shut-in in 2005. These wells remain tied in to Duke Energy's pipeline. Logs from both wells indicate multiple pay zones, several of which have not been developed. Horizon has initiated a program to perforate and flow test these zones in the Vicksburg and Frio formations to assess their behdin pipe potential.

The Perdido Creek field, discovered in 1985 by the Company's advisory Geophysicist, Harry Burnett, is located one and one half miles northeast of the Funk Prospect. Perdido Creek hosts seven producing wells with cumulative production from Yega sands of approximately
3-4 Bcf of gas and 80,000 bbl. of oil and condensate. The most prolific well in Perdido Creek, the Vrazel #1 produced 1.8 BCF together with 3,000 barrels of oil and condensate from a 90' sand covering 36 acres. These Yegua sands appear to be similar to that underlying the Funk Prospect which hosts 2D defined Yegua sand bodies of 35 to 50 acres in aerial extent.

During the previous year, the Company drilled the Horizon Funk #1 well to a total depth of 2,530 feet. Logs were completed indicating fifteen feet of pay extending from a depth of 2,018 feet to 2,033 feet. On August 22, 2006, a four foot interval was perforated between 2,020 feet and 2,024 feet. The well is currently flowing at approximately 190 mcf per day.

During the previous year, the Horizon Funk #2 well was drilled cased and completed at a depth of 6,060 feet. Log results showed four highly prospective pay zones in the well in the Yegua, Cook and Frio formations. The lowermost zones were perforated including the Cook Mountain and Yegua formation. Currently, testing is ongoing in a Yegua zone but progress has been hampered by limited access to the well site due to persistant rains in the area.

B. BUSINESS OVERVIEW

Nature of Our Operations. Our principal business is acquiring, exploring and developing crude oil and natural gas properties. In the United States, we are currently acquiring, exploring or developing crude oil and natural gas properties located in Texas. We intend to continue to pursue the acquisition of crude oil and natural gas properties and pursue strategic opportunities to buy or sell assets or otherwise contract with other companies in our industry.

Our success will depend on whether we are able to locate and successfully negotiate for crude oil and natural gas opportunities in countries which meet our criteria and then successfully develop and produce crude oil and natural gas in those countries. Our success will also depend on how well our prospects in the United States perform. All of our production is currently from properties located in the United States.

In the United States, we will continue to acquire properties where we can exploit lower-risk missed pay, increased density and behind casing reserves by using modern technologies: three dimensional seismic data, cased hole logging, under balanced drilling, horizontal drilling and fracture stimulation.

Principal Markets. As of February 28, 2007, we operate in one reportable segment, the exploration for and the development and production of crude oil and natural gas.

Seasonality. Seasonality has no material effect on our financial condition or results of operations. However, our crude oil and natural gas exploration and development activities may be timed to meet seasonal conditions.

Marketing Channels. Crude oil production is sold under market sensitive or spot price contracts. Natural gas production is sold to purchasers under varying percentage-of-proceeds and percentage-of-index contracts or by direct marketing to end users or aggregators. By the terms of the percentage-of-proceeds contracts, we receive a percentage of the resale price paid to the purchaser for sales of residue gas and natural gas liquids recovered after gathering and processing the natural gas. The residue gas and natural gas liquids sold by these purchasers are sold primarily based on spot market prices. The revenue from the sale of natural gas liquids is included in natural gas sales.

Material Effects of Governmental Regulations. Government regulations have a material effect on us to the extent that they require us to conduct field operations and hydrocarbon extraction activities according to prescribed environmentally-safe, sensitive regulations. Also, government regulations may restrict the commencement or re-commencement of field activities in certain properties in which we hold an interest for the purpose of exploration. Examples of types of governmental laws and regulations that may have a material effect on our business include:

      o requirements to acquire permits before commencing drilling operations;

      o requirements to restrict the substances that can be released into the environment in connection with drilling and production activities;

      o limitations on, or prohibitions to, drilling in protected areas such as wildlife preserves; and

      o requirements to mitigate and remediate the effects caused by drilling and production operations.

C. ORGANIZATIONAL STRUCTURE

We conduct the majority of our business through a subsidiariy incorporated outside of Canada. The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation of our principal subsidiaries:

                                                            Jurisdiction
    Subsidiary                         Percent Owned      of Incorporation

    Horizon Industries (USA), Ltd.          100                Nevada

D. PROPERTY, PLANT AND EQUIPMENT

STEWART LEASE. During the 2005 fiscal year, the Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. acquired 544 acres composed of two contiguous 272 acre leases in Goliad County, Texas expiring between January 12, and July 5, 2008.

The Stewart prospect is within the Jobar field, which was discovered by Edge Petroleum in late 1997 with production from the middle Yegua formation between 5,300 and 5,500 feet. To date, there are 9 wells in the Jobar field with cumulative gas production of 5.9 Bcf of gas. The average initial production for the wells in the field has been 1.8Mmcf per day to a maximum of 5 Mmcf per day from the Swickheimer #2 well. The closest well to the Stewart lease is the V. Albrecht #1 well, which is located 900 feet east of the lease. Total production from this well is 650 Mmcf with an initial production rate of 1.85Mmcf per day.

The Jobar field appears to be a series of isolated bar deposits trending in a north-east/south-west direction. Some faulting may have occurred between the bars. The average area of the individual bar is approximately 40 acres. The Jobar field was discovered using seismic amplitude analysis. 2D Seismic over the Stewart lease indicates the existence of at least three and up to five untested sand bars. Horizon has purchased a 3D data set over this prospect to further refine these targets prior to drilling.

During the previous year, the Company completed drilling of the 5,700 foot Stewart #1 well at the Stewart East Prospect. The well was put online in February 2006 and is currently no producing gas. Plans are currently underway to drill a shallow well on the Stewart West acreage.

During the previous year, the Company acquired all deeper rights on the Stewart lease in Goliad County, TX. Recently gas and condensate was discovered by Chesapeake Energy Corporation in 2003 in the Marshall Field in the Middle Wilcox formation, which is located approximately 1.5 miles north of the Stewart lease.

Preliminary interpretation shows several defined structural targets comprising approximately 200 acres in the Wilcox formation situated within the Stewart West acreage. The target appears consistent with other successful Wilcox wells in the immediate vicinity.

There are currently several producing Wilcox wells within one half mile of the Stewart leases. The Etoco Heard #1 well located one half mile due North, came on line in February of 2005 having an initial production rate of 8.9 Million Cubic Feet Per Day (MMCF/ D). This well produced a cumulative 2/26BCF of gas plus 47,300 Bbl of condensate to date. The Chesapeake Eichman #1 Well, situated less than one half mile north west of Horizon's Stewart leases, came on line in April 2005 having an initial production rate of 21MMCF/D. The well has produced a cumulative 3.5BCF of gas plus 45,000 Bbls of condensate.
The Chesapeake Hawkins Deep #1 well located 1,000 feet due west of Horizon's Stewart leases has produced a cumulative 2.9 BCF and 33,000 barrels of condensate. The Hawkins Deep #2 located directly south of the Hawkins
Deep #1 has produced .9 BCF and 10,000 barrels of condensate.

Based on the recent Wilcox activity in the area, Horizon acquired and processed the 3D data covering the Wilcox horizons on the Stewart lease. The data is of high quality and shows that the Stewart lease is on the next down faulted block from the wells in the Marshall Field. These amplitudes appear to be at least as strong or stronger that the Marshall Field anomalies.

During the year, the Company received some sundry revenue from petroleum and natural gas which has been offset against the deferred development costs.

MANAHUILLA CREEK. The Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. acquired a 20% working interest in the Manahuilla Creek Prospect in Goliad County, TX. The leases are currently signed. A 6,700 foot test well was drilled in May 2004. Several zones were tested with no significant flow obtained. During the previous year, the Company abandoned the well and all related costs were added to the capitalized costs subject to depletion.


WHATLEY PROSPECT. The Company's wholly owned subsidiary, Horizon Industries, U.S.A. Ltd. owns a 9% working interest in the Whatley #1 Development Prospect, in the Spartan Field, San Patricio County, Texas. The Whatley #1 well is located on a 312 acre lease in the Spartan Field, San Patricio County Texas. The Spartan Field was discovered in the 1940's by 2D seismic exploration.
The Company paid approximately US$192,000 for its ownership share of a development well on the property which was drilled in September 2004.
The well was put online in January 2005 and since that time, several zones have been perforated tested and flowed to sales with limited production. Testing operations to stimulate further production are ongoing.

WAVERLY PROSPECT. During the current fiscal year, the Company's wholly-owned subsidiary, HOrizon Industries U.S.A. Ltd. entered into a Joint Venture agreement to participate with Pan American Development Company, Inc. in a drilling program in San Jacinto County, Texas, approximately 50 miles north of Houston Texas. The Company acquired a 25% working interestin the initial phase of the prospect with an option to acquire up to 37.5% working interest in the balance of the prospect currently comprising a total of 3,100 acres (75% net revenue interest).

The inital phase calls for the development of 400 acres of Jackson sands at a depth of approximately 2,800 feet. Drilling of up to five wells is contemplated on the initial 400 acres, with reserve potential of one to two Billion Cubic Feet ("BCF") of gas from the sand at 2,800 feet. The acreage may also host a second gas charged Jackson sand at approximately 3,100 feet based on logs from nearby wells. NO reseerves have been assigned to this stratigraphic trap, but the sand has produced gas in several wells in the immediate area. There is geological evidence for an additional 40 location on existing leashold and the possibility for even more (up to 80) potential locations if the geologic model associated with this prospect is accurate.

An initial test well was drilled subsequent to the year ended and perforation and flow testing of the first of several primary zones of
interest as identified by logs and side wall cores was completed.   Four
feet of perforations were shot in this first zone. The well was flow tested for 2 hours each on a 6/64ths choke, an 8/64ths choke and for 4 hours on a 10/64ths choke. The well flowed at stable rates of 264 MCF, 461 MCF and 611 MCF dry gas per day respectively, with stabilized flowing tubing pressures of 1,135 PSI, 1,120 PSI and 1,080 PSI respectively. The operator is preparing to tie in the well for production and anticipates installation of facilities and a sales line within the next two to three weeks. An independent four point flow test will be conducted during this interval.

The Hammond #1 well is the first of up to five wells proposed to be drilled on the initial 400 acre phase of the New Waverly prospect.

FUNK LEASE. During the current fiscal year, the Company's wholly-owned subsiciary, Horizon Industries U.S.A. Ltd., acquired a 100% working interst in the Funk property consisting of two oil and gas leases totaling 400 acres located in Goliad County, Texas. The leases expire on March 31, 2009. The property is situated in the prolific Middle Yegua gas trend which has produced gas and condensate in the nearby Naetze Yegua, Perdido Creek and Jobar fields.

The Company has acquired 3D data covering Funk and surrounding lands to further define and identify prospective targets on the lease previously defined by 2d seismic data. Analysis and interpretation of the 3d data has identified several prospective targets throughout the property. Horizon's technical staff have been correlating the 3d data with well log data from local producing wells to compile a comprehensive data set over the lease and to reduce the drilling risk.

In addition, two wells were drilled on the Funk lease in 2003, placed in production, and shut-in in 2005. These wells remain tied in to Duke Energy's pipeline. Logs from both wells indicate multiple pay zones, several of which have not been developed. Horizon has initiated a program to perforate and flow test these zones in the Vicksburg and Frio formations to assess their behdin pipe potential.

The Perdido Creek field, discovered in 1985 by the Company's advisory Geophysicist, Harry Burnett, is located one and one half miles northeast of the Funk Prospect. Perdido Creek hosts seven producing wells with cumulative production from Yega sands of approximately
3-4 Bcf of gas and 80,000 bbl. of oil and condensate. The most prolific well in Perdido Creek, the Vrazel #1 produced 1.8 BCF together with 3,000 barrels of oil and condensate from a 90' sand covering 36 acres. These Yegua sands appear to be similar to that underlying the Funk Prospect which hosts 2D defined Yegua sand bodies of 35 to 50 acres in aerial extent.

During the previous year, the Company drilled the Horizon Funk #1 well to a total depth of 2,530 feet. Logs were completed indicating fifteen feet of pay extending from a depth of 2,018 feet to 2,033 feet. On August 22, 2006, a four foot interval was perforated between 2,020 feet and 2,024 feet. The well is currently flowing at approximately 190 mcf per day.

During the previous year, the Horizon Funk #2 well was drilled cased and completed at a depth of 6,060 feet. Log results showed four highly prospective pay zones in the well in the Yegua, Cook and Frio formations. The lowermost zones were perforated including the Cook Mountain and Yegua formation. Currently, testing is ongoing in a Yegua zone but progress has been hampered by limited access to the well site due to persistant rains in the area.





Property and Equipment
(In thousands of Canadian dollars)

                                                              Year Ended                Year Ended
                                                              February 28,              February 28,
                                                                2007                        2006
                                                          --------------------------------------------
Petrolem and Natural Gas Interest--Beginning of Year         $     503,063             $   1,046,984
                                                          --------------------------------------------
Manahuilla Creek, Texas

Deferred exploration costs
   net of recoveries		                                         -                       575
Write-off dry hole costs                                           (30,000)                 (522,084)

                                                          --------------------------------------------
Whatley Prospect, Texas
     Deferred exploration costs
     net of recoveries                                               1,869                   (31,021)
                                                          --------------------------------------------
Beaver Dam Creek, Lousiana                                               -                         -
                                                          --------------------------------------------
Deferred exploration costs
    net of recoveries                                                    -                     5,422
Write-off Dry hole costs                                                 -                  (120,612)
                                                          --------------------------------------------
                                                                         -                     5,422
                                                          --------------------------------------------
Minton Prospect, Saskatchewan
    Deferred exploration costs,
    net of recovery                                                      -                   274,621
Write-off dry hole costs                                                 -                  (274,621)
                                                          --------------------------------------------
Stewart Leases, Texas

Deferred exploration cost,
     net of recovery                                                45,152                   123,652

                                                          --------------------------------------------

Funk

Deferred exploration cost,
    net of recovery                                                542,389                        -
Depletion                                                          (47,404)                       -
Write-off dry hole costs                                            30,000                        -
                                                          --------------------------------------------

Coleto Creek

Deferred exploration cost,
    net of recovery                                                204,960                         -

                                                          --------------------------------------------
Petroleum and Natural Gas Interest--End of Year              $   1,250029               $    503,063

Property acquisitions:

STEWART LEASE. During the 2005 fiscal year, the Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. acquired 544 acres composed of two contiguous 272 acre leases in Goliad County, Texas expiring between January 12, and July 5, 2008.

The Stewart prospect is within the Jobar field, which was discovered by Edge Petroleum in late 1997 with production from the middle Yegua formation between 5,300 and 5,500 feet. To date, there are 9 wells in the Jobar field with cumulative gas production of 5.9 Bcf of gas. The average initial production for the wells in the field has been 1.8Mmcf per day to a maximum of 5 Mmcf per day from the Swickheimer #2 well. The closest well to the Stewart lease is the V. Albrecht #1 well, which is located 900 feet east of the lease. Total production from this well is 650 Mmcf with an initial production rate of 1.85Mmcf per day.

The Jobar field appears to be a series of isolated bar deposits trending in a north-east/south-west direction. Some faulting may have occurred between the bars. The average area of the individual bar is approximately 40 acres. The Jobar field was discovered using seismic amplitude analysis. 2D Seismic over the Stewart lease indicates the existence of at least three and up to five untested sand bars. Horizon has purchased a 3D data set over this prospect to further refine these targets prior to drilling.

During the previous year, the Company completed drilling of the 5,700 foot Stewart #1 well at the Stewart East Prospect. The well was put online in February 2006 and is currently no producing gas. Plans are currently underway to drill a shallow well on the Stewart West acreage.

During the previous year, the Company acquired all deeper rights on the Stewart lease in Goliad County, TX. Recently gas and condensate was discovered by Chesapeake Energy Corporation in 2003 in the Marshall Field in the Middle Wilcox formation, which is located approximately 1.5 miles north of the Stewart lease.

Preliminary interpretation shows several defined structural targets comprising approximately 200 acres in the Wilcox formation situated within the Stewart West acreage. The target appears consistent with other successful Wilcox wells in the immediate vicinity.

There are currently several producing Wilcox wells within one half mile of the Stewart leases. The Etoco Heard #1 well located one half mile due North, came on line in February of 2005 having an initial production rate of 8.9 Million Cubic Feet Per Day (MMCF/ D). This well produced a cumulative 2/26BCF of gas plus 47,300 Bbl of condensate to date. The Chesapeake Eichman #1 Well, situated less than one half mile north west of Horizon's Stewart leases, came on line in April 2005 having an initial production rate of 21MMCF/D. The well has produced a cumulative 3.5BCF of gas plus 45,000 Bbls of condensate.
The Chesapeake Hawkins Deep #1 well located 1,000 feet due west of Horizon's Stewart leases has produced a cumulative 2.9 BCF and 33,000 barrels of condensate. The Hawkins Deep #2 located directly south of the Hawkins
Deep #1 has produced .9 BCF and 10,000 barrels of condensate.

Based on the recent Wilcox activity in the area, Horizon acquired and processed the 3D data covering the Wilcox horizons on the Stewart lease. The data is of high quality and shows that the Stewart lease is on the next down faulted block from the wells in the Marshall Field. These amplitudes appear to be at least as strong or stronger that the Marshall Field anomalies.

During the year, the Company received some sundry revenue from petroleum and natural gas which has been offset against the deferred development costs.

MANAHUILLA CREEK. The Company's wholly owned subsidiary, Horizon Industries U.S.A. Ltd. acquired a 20% working interest in the Manahuilla Creek Prospect in Goliad County, TX. The leases are currently signed. A 6,700 foot test well was drilled in May 2004. Several zones were tested with no significant flow obtained. During the previous year, the Company abandoned the well and all related costs were added to the capitalized costs subject to depletion.


WHATLEY PROSPECT. The Company's wholly owned subsidiary, Horizon Industries, U.S.A. Ltd. owns a 9% working interest in the Whatley #1 Development Prospect, in the Spartan Field, San Patricio County, Texas. The Whatley #1 well is located on a 312 acre lease in the Spartan Field, San Patricio County Texas. The Spartan Field was discovered in the 1940's by 2D seismic exploration.
The Company paid approximately US$192,000 for its ownership share of a development well on the property which was drilled in September 2004.
The well was put online in January 2005 and since that time, several zones have been perforated tested and flowed to sales with limited production. Testing operations to stimulate further production are ongoing.

WAVERLY PROSPECT. During the current fiscal year, the Company's wholly-owned subsidiary, HOrizon Industries U.S.A. Ltd. entered into a Joint Venture agreement to participate with Pan American Development Company, Inc. in a drilling program in San Jacinto County, Texas, approximately 50 miles north of Houston Texas. The Company acquired a 25% working interestin the initial phase of the prospect with an option to acquire up to 37.5% working interest in the balance of the prospect currently comprising a total of 3,100 acres (75% net revenue interest).

The inital phase calls for the development of 400 acres of Jackson sands at a depth of approximately 2,800 feet. Drilling of up to five wells is contemplated on the initial 400 acres, with reserve potential of one to two Billion Cubic Feet ("BCF") of gas from the sand at 2,800 feet. The acreage may also host a second gas charged Jackson sand at approximately 3,100 feet based on logs from nearby wells. NO reseerves have been assigned to this stratigraphic trap, but the sand has produced gas in several wells in the immediate area. There is geological evidence for an additional 40 location on existing leashold and the possibility for even more (up to 80) potential locations if the geologic model associated with this prospect is accurate.

An initial test well was drilled subsequent to the quarter ended and perforation and flow testing of the first of several primary zones of
interest as identified by logs and side wall cores was completed.   Four
feet of perforations were shot in this first zone. The well was flow tested for 2 hours each on a 6/64ths choke, an 8/64ths choke and for 4 hours on a 10/64ths choke. The well flowed at stable rates of 264 MCF, 461 MCF and 611 MCF dry gas per day respectively, with stabilized flowing tubing pressures of 1,135 PSI, 1,120 PSI and 1,080 PSI respectively. The operator is preparing to tie in the well for production and anticipates installation of facilities and a sales line within the next two to three weeks. An independent four point flow test will be conducted during this interval.

The Hammond #1 well is the first of up to five wells proposed to be drilled on the initial 400 acre phase of the New Waverly prospect.

FUNK LEASE. During the current fiscal year, the Company's wholly-owned subsiciary, Horizon Industries U.S.A. Ltd., acquired a 100% working interst in the Funk property consisting of two oil and gas leases totaling 400 acres located in Goliad County, Texas. The leases expire on March 31, 2009. The property is situated in the prolific Middle Yegua gas trend which has produced gas and condensate in the nearby Naetze Yegua, Perdido Creek and Jobar fields.

The Company has acquired 3D data covering Funk and surrounding lands to further define and identify prospective targets on the lease previously defined by 2d seismic data. Analysis and interpretation of the 3d data has identified several prospective targets throughout the property. Horizon's technical staff have been correlating the 3d data with well log data from local producing wells to compile a comprehensive data set over the lease and to reduce the drilling risk.

In addition, two wells were drilled on the Funk lease in 2003, placed in production, and shut-in in 2005. These wells remain tied in to Duke Energy's pipeline. Logs from both wells indicate multiple pay zones, several of which have not been developed. Horizon has initiated a program to perforate and flow test these zones in the Vicksburg and Frio formations to assess their behdin pipe potential.

The Perdido Creek field, discovered in 1985 by the Company's advisory Geophysicist, Harry Burnett, is located one and one half miles northeast of the Funk Prospect. Perdido Creek hosts seven producing wells with cumulative production from Yega sands of approximately
3-4 Bcf of gas and 80,000 bbl. of oil and condensate. The most prolific well in Perdido Creek, the Vrazel #1 produced 1.8 BCF together with 3,000 barrels of oil and condensate from a 90' sand covering 36 acres. These Yegua sands appear to be similar to that underlying the Funk Prospect which hosts 2D defined Yegua sand bodies of 35 to 50 acres in aerial extent.

During the previous year, the Company drilled the Horizon Funk #1 well to a total depth of 2,530 feet. Logs were completed indicating fifteen feet of pay extending from a depth of 2,018 feet to 2,033 feet. On August 22, 2006, a four foot interval was perforated between 2,020 feet and 2,024 feet. The well is currently flowing at approximately 190 mcf per day.

During the previous year, the Horizon Funk #2 well was drilled cased and completed at a depth of 6,060 feet. Log results showed four highly prospective pay zones in the well in the Yegua, Cook and Frio formations. The lowermost zones were perforated including the Cook Mountain and Yegua formation. Currently, testing is ongoing in a Yegua zone but progress has been hampered by limited access to the well site due to persistant rains in the area.



Estimated Reserves of Crude Oil and Natural Gas. As a Canadian issuer, we are required under Canadian law to comply with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" (NI 51-101) implemented by the members of the Canadian Securities Administrators in all of our reserves related disclosures. Under NI 51-101, proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. Reported proved reserves should target, under a specific set of economic conditions, at least a 90% probability that the quantities of oil and natural gas actually recovered will equal or exceed the estimated proved reserves.

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission's ("SEC") Regulation S-X. Proved reserves estimated and reported below pursuant to NI 51-101 also meet the definition of estimated proved reserves required to be disclosed under Rule 4-10(a) of Regulation S-X. The crude oil and natural gas industry commonly applies a conversion factor to production and estimated proved reserve volumes of natural gas in order to determine an "all commodity equivalency" referred to as barrels of oil equivalent ("boe"). The conversion factor we have applied in this registration statement is the current convention used by many oil and gas companies, where six thousand cubic feet ("mcf") of natural gas is equal to one barrel ("bbl") of oil. The boe conversion ratio we use is based on an energy equivalency conversion method primarily applicable at the burner tip. It may not represent a value equivalency at the wellhead and may be misleading, particularly if used in isolation.

There is no proved + probably undeveloped reserves.

The Company has acquired a 30% working interest in a 544-acre lease in the Jobar Field in Goliad County subject to 16.67% royalties. Only one well was drilled and completed but attained no commercial production at this time.

The Stewart #1 well was drilled and completed to a depth of 5,700 feet. The well was perforated at 5,350 feet in the middle Yegua formation and began gas production on February 8th, 2006. Production declined rapidly and this well is currently shut-in due to non-commercial gas rates.

Electric logs show possible gas potential from the upper formation and couple be completed for production in the future.

      (1)"Gross Reserves" are our working interest (operating or non-operating) share before deducting of royalties and without including our royalty interests. "Net Reserves" are our working interest (operating or non-operating) share after deduction of royalty obligations, plus our royalty interests in reserves.
      (2)"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
      (3)"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
      (4)"Possible" reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
      (5)"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
      (6)"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
      (7)"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
      (8)"Undeveloped" reserves are those reserves expected to be recovered from know accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The Company incurred a net loss before other items of $771,055 for the year ended February 28, 2007 compared to a net loss of $506,611 in the previous year. The increase during the current period is mainly due to increases in consulting fees of $161,609 (2006-$80,645), shareholder communication fees of $138,200 (2006-$85,130), lease operating expense of$108,362 (2006-$6,651). The increases in the current year reflect increased overhead activity related to the development of resources properties.

The company also incurred a future income tax recovery of $55,427 compared to a future income tax recovery of $nil the previous year. The Company renounced $163,020 of income tax credits from CEE to the 2005 flow through shareholders. The recovery of future income taxes of $55,427 represents the income tax effect of this renouncement.

B. LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations to date primarily though the issuance of common shares and exercise of stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

                                        February 28            February 28
                                           2007                   2006

Working Capital (Deficiency)           $    (263,982)         $    (140,875)
Deficit                                    3,156,417              2,483,562

Net cash used in operating activities for the year period ended February 28, 2007 was $369,074 compared to $483,053 used during the year ended February 28, 2006. The cash used in operating activities for the current year consists primarily of operating loss, loss on disposition of petroleum and natural gas interests and a change in non-cash working capital.

Net cash used by investing activities for the year ended February 28, 2007 was $372,767 compared to $289,080 used during the prior year. Net cash used during the current period consists primarily of expenditures on oil and gas properties.

Net cash provided by financing activities for the year ended February 28, 2007 was $953,368 compared to $858,473 provided during the prior year. The cash provided by financing activities for the current period was primarily raised by private placements, and the exercise of warrants and options.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have no material research and development programs or policies.

D. TREND INFORMATION

There are a number of trends in the crude oil and natural gas industry that are shaping the near future of the business. Crude oil prices are dependent upon the world economy and the global supply-demand balance. Demand for crude oil continues to grow, particularly in developing countries. The current environment of geopolitical unrest has increased prices well above those supported by current supply-demand balances based on perceived risk. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium changes over time. Natural gas prices have been somewhat volatile over the past year, particularly due to shut-ins and damages to production facilities in the Gulf of Mexico as a result of adverse weather conditions. With the supply and demand balance for natural gas being tight, the market has experienced volatility in pricing due to a number of factors, including weather, drilling activity, declines, storage levels, fuel switching and demand. In addition, in the next few years liquid natural gas terminals are anticipated to add natural gas supplies to the United States, resulting in a moderation of natural gas prices. It appears that prices of crude oil and natural gas no longer rise and fall in tandem. Any substantial disruptive event could cause crude oil or natural gas prices to spike. Similarly, resolution of certain geopolitical tensions, such as the crisis with Iran concerning the development of nuclear weapons capability, could cause such prices to moderate.

E. OFF-BALANCE SHEET ARRANGEMENTS

As at February 28, 2007, we had no off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

None.

G. Safe Harbor

Certain statements in this registration statement, including those appearing under this Item 5, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, Section 27A of the United States Securities Act of 1933, as amended and within the meaning of applicable Canadian securities legislation. Additionally, forward looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us on our behalf. Such statements are generally identifiable by the terminology used such as "plans", "expects, "estimates", "budgets", "intends", anticipates", "believes", "projects", "indicates", "targets", "objective", "could", "may" or other similar words.

By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and oil products; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict; the negotiation and closing of material contracts; and the other factors discussed in Item 3 Key Information - "Risk Factors", and in other documents that we file with the United States Securities and Exchange Commission and with Canadian securities regulatory authorities. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding for our capital program; drilling of new wells; demand for natural gas and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectibility of receivables; availability of trade credit; expected operating costs; and changes in any of the foregoing are forward-looking statements, and there can be no assurance that the expectations conveyed by such forward-looking statements will, in fact, be realized.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition. Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that potentially could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

      Name                   Position Held                         Age

Christopher J. Wensley       President and Director                50
Patrick Forseille            Director and Corporate Secretary      42
J. Paul Sorbara              Director                              55
Ron Bourgeois                Director and Corporate Secretary      56

CHRISTOPHER J. WENSLEY Mr Wensley holds a Diploma of Technology in Administrative Management from the British Columbia Insitute of Technology. Following graduation in 1981, Mr. Wensley began an 18 year career in commercial and investment real estate. During this period, he was actively involved in: the acquisition and disposition of income properties including office buildings, industrial facilities, and development sites; office portfolio leasing for a major Canadian pension fund group; and managing sales and project marketing of high-end recreational real estate property in British Columbia. In the late nineties, Mr. Wensley left the real estate business to become an independent business management and venture capital consultant. In 1999, he began providing investor relations, corporate communication, and corporate finance services to numerous public companies.

Mr. Wensley became involved with the Company in the fall of 2003 since which time he has made significant investment in Horizon and has given valuable assistance in the ongoing funding of the company and its prospects.

Mr. Wensley also owns and oversees several private interests in a number of North American oil and gas properties.

Mr. Wensley is not a director of any other public companies.

PATRICK FORSEILLE Mr. Forseille has worked in the oil and gas and mining industry for over ten years. Most recently he has been Chief Financial Officer of Olympic Resources, Ltd., an oil and gas producing company since 1997 and has also concurrently served as a director for various other public companies in differing capacities including comptroller and exploration manager. Mr. Forseille is a Professional Geoscientist with a Bachelor of Commerce degree in accounting. Previously, he was employed as an accountant and geologist with Cameco Corp and Imperial Oil Resources Ltd.

Mr. Forseille is currently a director of the following public companies:

      Company                         Exchange

First Star Resources, Inc.            TSXV

J. PAUL SORBARA Mr. Sorbara holds a Master of Science Degree from the University of Toronto and is also a Professional Geologist. Following graduation, he conducted Caldera Reconnaissance Programs for Cominco Ltd. In both British Columbia and the Seirra Madre Occidental range in Northern Mexico, spending a number of years in Cominco's Guadalajara office. In the mid nineteen-eighties, Mr. Sorbara left Cominco to establish a successful geological consultant practice. In 1992, Mr. Sorbara started his own private Mexican exploration company, Minera Delta S.A. de C.V. which has now grown to become a substantial operation. Mr Sorbara is presently the President of Golden Goliath Resources Ltd. a junior mining exploration company exploring for gold in Mexico.

Mr. Sorbara is currently a director of the following public companies:

      Company                         Exchange

Golden Goliath Resources Ltd.         TSXV

RON BOURGEOIS A Chartered Accountant, Ron Bourgeois brings over 25 years of executive and managerial experience to the Company. He has held numerous and varying management and public company positions with extensive experience in the development and financing of major oil and gas resource and infrastructure assets internationally. Mr. Bourgeois has been deeply involved in the acquisition, administration and development of oil and gas projects in Texas and Louisana where these activities have showcased his rigorous due diligence and negotiation abilites. As the founding Chief Financial Officer, Mr. Bourgeois managed and coordinated the merger of two public corporations; Optima Petroleum Corporation and American Explorer LLC to create PetroQuest Energy Inc. which currently trades on the NYSE with a market valuation exceeding US$500 million.

His long term experience in the U.S. oil patch has given Mr. Bourgeois a keen understanding of local issues relating to tax and corporate structure as well as state and federal policy. He has played a hands-on role overseeing the exploration, financing and administration of numerous exploration and development oil and gas properties and transactions.

Mr. Bourgeoise is currently a director of the following public companies:

      Company                         Exchange

Tyner Resources, Ltd.                 TSXV

B. COMPENSATION

The following table sets forth all annual and long-term compensation for services in all capacities in the year ended Feb. 28, 2007 for our directors, chief executive officer and chief financial officer.

                                                                            Options Granted
                                  Salary    Bonus    Other Annual               Exercise
                                                     Compensation     Number      Price     Expiry Date
   Christopher Wensley
   President, Chief  Executive
   Officer and Director           $108,565   nil          nil         150,000      0.30     Oct. 5  2011
                                                                       75,000      0.25     Dec. 5, 2010
                                                                       40,000      0.30     Aug. 3, 2009
                                                                      115,000      0.17     Oct. 6, 2010
                                                                       50,000      0.20     Mar. 15 2010
                                                                       85,000      0.30     Apr. 12 2011

   Patrick Forseille
   CFO, Secretary and Director    $72,110    nil          nil          50,000      0.20     Mar. 15, 2010
                                                                       75,000      0.17     Oct. 6, 2010
                                                                       25,000      0.25     Dec. 5, 2010
                                                                       40,000      0.30     Aug. 2009
                                                                       60,000      0.30     Apr. 12  2011


The following are the options exercised by executive officers during the Company's completed financial year ended Feb 28 2007.


Name              Securities       Aggregate             Unexercised                      Value
                   Acquired      Value Realized     Options/SARs at FY-End       the-Money Options/SARS
                  On Exercise         ($)         Exercisable/Unexcercisable     at FY-End Exerc/Unexerc
Chris Wensley       35,000           5,950              515,000/nil                      95,800/nil

C. BOARD PRACTICES

Term of Office. At the end of Fiscal 2006, we had four directors. The terms of all four expire at the annual meeting of shareholders:

Christopher Wensley
Patrick Forseille
Paul Sorbara
Jim Pettit

D. EMPLOYEES

As of February 28 2007, we had no full time employees including our executive officers. E. Share Ownership.

The following list all officer and director beneficial share ownership in excess of 1%.

Christopher Wensely                   2,451,000            12.70%
Patrick Forseille                       340,000             1.76%

For a description of our Amended and Restated Stock Option Plan (2006), please see Part II, Item 10.C - Material Contracts and Agreements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

To the best of our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over shares constituting more than five percent of the voting rights of our shares, other than as set forth below:

    Shareholder                   Number of Shares       Percentage

    Christopher Wensley               2,451,000            12.70%

Approximately 18,713,250 of the companies outstanding shares or 97.04% are currently listed under deposit with CDS & Co.

Our major shareholders do not have different voting rights than any other shareholders. As of February 28, 2007, our shareholders list showed 19,094,250 common shares outstanding with 14 registered shareholders in Canada holding common shares. We are not controlled, directly or indirectly, by any corporation, foreign government or other person.

B. RELATED PARTY TRANSACTIONS

The aggregate amount of expenditures made to parties not at arms length to the Company consist of the following:

      a)Paid consulting fees of $108,565 (2006-$70,870) to a director and officer of the company for services during the year.

      b)Paid professional fees of $67,000 (2006-$44,000) to a director and officer of the Company.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION FINANCIAL STATEMENTS ARE PROVIDED UNDER PART III, ITEM 17.

Legal or Arbitration Proceedings. As of the date of this registration statement, we are, to the best of our knowledge, not subject to any material active or pending legal proceedings or claims against us or any of our properties. However, from time to time, we may be subject to claims and litigation generally associated with any business venture. Additionally, our operations are subject to risks of accident and injury, possible violations of environmental and other regulations, and claims associated with the risks of exploration operations some of which cannot be covered by insurance or other risk reduction strategies.

Dividend Policy. We have not paid any cash dividends on our common stock and have no present intention of paying dividends. Our current policy is to retain earnings, if any, for use in operations and in business development.

B. SIGNIFICANT CHANGES

None

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Not Applicable

B. PLAN OF DISTRIBUTION

Not Applicable

C. MARKETS

Our shares of common stock are traded in Canada on the Toronto Stock Exchange ("TSX") under the symbol "HRZ.V." As of June 27, 2007, we had 19,284,250 shares of common stock outstanding. Our shares of common stock are issued in registered form and the number of shares of common stock reported to be held by record holders in Canada and the United States is taken from the records of Pacific Corporate Trust Company of Canada, the registrar and transfer agent for our shares of common stock. For U.S. reporting purposes, we are a foreign private issuer. We currently have no established market for trading our shares in the United States. The high and low prices for our common stock from January 1, 2001 through December 31, 2006 on the TSX are as follows:

                                                 High       Low

January 1, 2001 through December 31, 2001        $0.12     $0.10

January 1, 2002 through December 31, 2002        $0.10     $0.03

January 1, 2003 through December 31, 2003        $0.40     $0.04

January 1, 2004 through December 31, 2004        $0.48     $0.13

January 1, 2005 through December 31, 2005        $0.28     $0.13

January 1, 2006 through December 31, 2006        $0.40     $0.18

The high and low prices for our common stock for the most recent six months on the TSX are as follows:
                                                 High      Low

February 1, 2007 through February 28, 2007       $0.53     $0.39

March 1, 2007 through March 31, 2007             $0.44     $0.30

April 1, 2007 through April 30, 2007             $0.33     $0.28

May 1, 2007 through May 31, 2007                 $0.35     $0.26

June 1, 2007 through June 30, 2007               $0.32     $0.25

July 1, 2007 through July 31, 2007               $0.35     $0.25



D. SELLING SHAREHOLDERS

Not Applicable

E. DILUTION

Not Applicable

F. EXPENSES OF THE ISSUE

Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Our authorized share capital consists of 100,000,000 common shares without par value. All issued shares are fully paid and non-assessable. As of February 28, 2007 we had 19,094,250 shares issued and outstanding. As of June 22, 2007, we have outstanding an aggregate of 1,715,000 options to purchase shares pursuant to our Amended and Restated Stock Option Plan (2006). We also have outstanding 1,370,000 share purchase warrants related to several private placements which closed in the past two years.

B. ARTICLES OF INCORPORATION AND BYLAWS

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on a individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or transaction, is a director of officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their renumeration as a director, officer, employee or agent of the Company or an affiliate of the Company (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

C. MATERIAL CONTRACTS AND AGREEMENTS

Amended and Restated Stock Option Plan (2006). Our only equity compensation plan is the Amended and Restated Stock Option Plan (2006) (the "Option Plan"), which has been approved and adopted by our shareholders. Pursuant to the Option Plan, we may grant stock options to our directors, officers, employees and consultants or to directors, officers, employees or consultants of our subsidiaries. The stock options enable such persons to purchase our common shares at the exercise price fixed by our Board at the time the option is granted. Our Board determines the number of common shares purchasable pursuant to each option and such exercise price within the guidelines established by the Option Plan. These guidelines allow the Board to authorize the issuance of options with a term not to exceed 10 years and to set other conditions to the exercise of options, including any vesting provisions. Consistent with the rules of the Toronto Stock Exchange, our Option Plan requires that the exercise price of the options at the time of grant may not be lower than the market price of our common shares, which is the closing price of our common shares on the Toronto Stock Exchange on the trading day immediately prior to the date the stock option is granted.

Stock Options.

As of February 28, 2007, the following stock options are outstanding:

Number of Shares           Exercise Price            Expiry Date

100,000                     $  0.20                November 1, 2007
 25,000                        0.32                August 4, 2008
 80,000                        0.30                August 3, 2009
100,000                        0.20                March 15, 2010
190,000                        0.17                October 6, 2010
100,000                        0.25                December 5, 2010
 50,000                        0.20                January 31, 2011
420,000                        0.30                April 12, 2011
250,000                        0.30                October 5, 2011
100,000                        0.35                January 18, 2012
100,000                        0.35                January 29, 2012


Warrants.

As of February 28, 2007, the following warrants are outstanding:

Number of Shares           Exercise Price            Expiry Date


1,370,000                  $0.35                     May 5, 2008
  975,000                   0.32                     June 8, 2007
                                                 (subsequently expired)
  190,000                   0.25                     March 8, 2007
                                       22

D. EXCHANGE CONTROLS

There are no governmental laws, decrees, or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest, or other payments to nonresident holders of our common stock. However, any such remittance to a non-corporate resident of the United States may be subject to a 15% withholding tax pursuant to Article XI of the reciprocal tax treaty between Canada and the United States. Except as provided in the Investment Canada Act (the "Act"), enacted on June 20, 1985, as amended, as further amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other of our constituent documents on the right of non-Canadians to hold and/or vote our common stock.

E. TAXATION

The following paragraphs set forth certain United States and Canadian federal income tax considerations in connection with the payment of dividends on and purchase or sale of our shares of common stock. The tax considerations are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of our common stock. The discussion set forth below is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), the Internal Revenue Code of 1986, as amended (the "Code") and the Convention between Canada and the United States of America with respect to Taxes on Income and on Capital (the "Convention"), as well as United States Treasury regulations and rulings and judicial decisions. Except as otherwise specifically stated, the following discussion does not take into account or anticipate any changes to such laws, whether by legislative action or judicial decision. The discussion does not take into account the provincial tax laws of Canada or the tax laws of the various state and local jurisdictions in the United States.

Canadian Federal Income Tax Considerations. The following discussion applies only to citizens and residents of the United States and United States corporations who are not resident in Canada and will not be resident in Canada and who do not use or hold nor are deemed to use or hold such shares of our common stock in carrying on a business in Canada. The payment of cash dividends and stock dividends on the shares of our common stock will generally be subject to Canadian withholding tax. The rate of the withholding tax will be 25% or such lesser amount as may be provided by treaty between Canada and the country of residence of the recipient. Under the Convention, the withholding tax generally would be reduced to 15%. Neither Canada nor any province thereof currently imposes any estate taxes or succession duties. Provided a holder of shares of our common stock has not, within the preceding five years, owned (either alone or together with persons with whom he or she does not deal at arm's length) 25% or more of the shares of common stock, the disposition (or deemed disposition arising on death) of such shares of common stock will not be subject to the capital gains provisions of the Tax Act.

United States Federal Income Tax Considerations. The following discussion is addressed to US holders. As used in this section, the term "US holder" means a holder of our common stock that is for United States federal income tax purposes
(1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or
(4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or a trust was in existence on August 20, 1996, and validly elected to continue to be treated as a United States person. This discussion deals only with the holders that hold their common stock as capital assets within the meaning of Section 1221 of the Code. The discussion does not address all aspects of United States federal income taxation that may be relevant to US holders in light of their particular circumstances, nor does it address the United States federal income tax consequences to US holders that are subject to special rules under the Code, including, but not limited to, (i) dealers or traders in securities, (ii) financial institutions, (iii) tax-exempt organizations or qualified retirement plans, (iv) insurance companies, (v) entities that are taxed under the Code as partnerships, pass-through entities or "Subchapter S Corporations", (vi) persons or entities subject to the alternative minimum tax, (vii) persons holding common stock as a hedge or as part of a straddle, constructive sale, conversion transaction, or other risk management transaction, and (viii) holders who hold their common stock other than as a capital asset.

Dividends. Subject to the discussion of the "passive foreign investment company" rules below, a US holder owning shares of common stock must generally treat the gross amount of dividends paid by us to the extent of our current and accumulated earnings and profits without reduction for the amount of Canadian withholding tax, as dividend income for United States federal income tax purposes. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a tax-free return of capital, which will reduce the holder's adjusted tax basis in his or her common stock (but not below zero), then as capital gain. The dividends generally will not be eligible for the "dividends received" deduction allowed to United States corporations. The amount of Canadian withholding tax on dividends may be available, subject to certain limitations, as a foreign tax credit or, alternatively, as a deduction (see discussion at "Foreign Tax Credit" below). In general, dividends paid by us will be treated as income from sources outside the United States if less than 25% of our gross worldwide income for the 3-year period ending with the close of our taxable year preceding the declaration date of the dividends was effectively connected with a trade or business in the United States. If 25% or more of our worldwide gross income for the 3-year testing period is effectively connected with a trade or business in the United States, then for United States federal income tax purposes our dividends will be treated as U.S. source income in the same proportion that the U.S. trade or business income bears to our total worldwide gross income. Dividends paid by us generally will be "passive income," or in the case of certain types of taxpayers, "financial services income" for foreign tax credit purposes.

If we make a dividend distribution in Canadian dollars, the U.S. dollar value of the distribution on the date of receipt is the amount includible in income. Any subsequent gain or loss in respect of the Canadian dollars received arising from exchange rate fluctuations generally will be U.S. source ordinary income or loss. Long-term capital gain of noncorporate taxpayers generally is eligible for preferential tax rates. Additionally, for taxable years beginning after December 31, 2002 and before January 1, 2011, subject to certain exceptions, dividends received by certain noncorporate taxpayers from "qualified foreign corporations" are taxed at the same preferential rates that apply to long-term capital gain. The maximum federal tax rate on net long-term capital gains recognized by noncorporate taxpayers currently is 15%. Provided that we are not a "passive foreign investment company," as discussed below, we currently should meet the definition of "qualified foreign corporation." As a consequence, dividends paid to certain noncorporate taxpayers should be taxed at the preferential rates. Sale or Exchange of Common Stock. Subject to the discussion of the "passive foreign investment company" rules below, the sale of a share of our common stock generally results in the recognition of gain or loss to the US holder in an amount equal to the difference between the amount realized and the US holder's adjusted tax basis in such share. Gain or loss upon the sale of the share will be long-term or short-term capital gain or loss, depending on whether the share has been held for more than one year. The maximum federal tax rate on net long-term capital gains currently is 15% for noncorporate taxpayers and 35% for corporations. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations. Gain recognized by a US holder on the sale or other disposition of our common stock will generally be treated as United States source income.

Foreign Tax Credit. Subject to the limitations set forth in the Code, as modified by the Convention, a US holder may elect to claim a credit against his or her U.S. federal income tax liability for Canadian income tax withheld from dividends received in respect of shares of our common stock. Holders of our common stock and prospective US holders of our common stock should be aware that dividends we pay generally will constitute "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credit available to them. The rules relating to the determination of the foreign tax credit are complex. US holders of our common stock and prospective US holders of our common stock should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. Holders who itemize deductions may instead claim a deduction for Canadian income tax withheld.

Information Reporting and Backup Withholding. Information reporting requirements will generally apply to dividends on, and the proceeds of a sale or exchange of, our common stock that are paid within the United States (and, in some cases, outside the United States) to US holders and certain exempt recipients (such as corporations). Certain US holders may be subject to backup withholding at the rate of 28% on dividends paid or the proceeds of a sale or exchange of our common stock. Generally, backup withholding will apply to a US holder only when the US holder fails to furnish us with or to certify to us the US holder's proper United States tax identification number or we are informed by the Internal Revenue Service of the United States that the US holder has failed to report payments of interest and dividends properly. US holders should consult their own tax advisors regarding the qualification for exemption from backup withholding and information reporting and the procedure for obtaining any applicable exemption.

Passive Foreign Investment Company Considerations. Special rules apply to US holders that hold stock in a "passive foreign investment company" ("PFIC"). A non-U.S. corporation generally will be a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income or (ii) 50% or more of the gross value of its assets consists of assets, determined on the basis of a quarterly average, that produce, or that are held for the production of, passive income. For this purpose, passive income generally includes, among other things, interest, dividends, rents, royalties and gains from certain commodities transactions. We believe that we should not be classified as a PFIC for the current taxable year or prior taxable years, and we do not anticipate being a PFIC with respect to future taxable years. However, there can be no assurance that we will not be considered a PFIC for any taxable year, because (1) the application of the PFIC rules to our circumstances is unclear and (2) status under the PFIC rules is based in part on factors not entirely within our control (such as market capitalization). Furthermore, there can be no assurance that the Internal Revenue Service will not challenge our determination concerning our PFIC status. Therefore, US holders and prospective US holders are urged to consult with their own tax advisors with respect to the application of the PFIC rules to them. If, contrary to our expectations, we were to be classified as a PFIC for any taxable year, a US holder may be subject to an increased tax liability (including an interest charge) upon the receipt of certain distributions from us or upon the sale, exchange or other disposition of our common stock, unless such US holder timely makes one of two elections. First, if, for any taxable year that we are treated as a PFIC, a US holder makes a timely election to treat us as a qualified electing fund ("QEF") with respect to such Holder's interest in common stock, the electing US holder would be required to include annually in gross income (1) such Holder's pro rata share of our ordinary earnings, and (2) such Holder's pro rata share of any of our net capital gain, regardless of whether such income or gain is actually distributed. In general, a US holder may make a QEF election for any taxable year at any time on or before the due date (including extensions) for filing such Holder's United States federal income tax return for such taxable year. However, Treasury regulations provide that a US holder may be entitled to make a retroactive QEF election for a taxable year after the election's due date if certain conditions are satisfied. In the event of a determination by us or the Internal Revenue Service that we are a PFIC, we intend to comply with all record-keeping, reporting and other requirements so that US holders, at their option, may maintain a QEF election with respect to us. However, if meeting those record-keeping and reporting requirements becomes onerous, we may decide, in our sole discretion, that such compliance is impractical, and will notify US holders accordingly.

As an alternative to the QEF election, US holders may elect to mark their common stock to its market value (a "mark-to-market election"). If a valid mark-to-market election is made, the electing US holder generally will recognize ordinary income for the taxable year an amount equal to the excess, if any, of the fair market value of their common stock as of the close of such taxable year over the US holder's adjusted tax basis in the common stock. In addition, the US holder generally is allowed a deduction for the lesser of (1) the excess, if any, of the US holder's adjusted tax basis in the common stock over the fair market value of the common stock as of the close of the taxable year, or (2) the excess, if any of (A) the mark-to-market gains for the common stock included in gross income by the US holder for prior taxable years, over (B) the mark-to-market losses for common stock that were allowed as deductions for prior tax years.

If we were determined to be a PFIC in any year, a US holder who beneficially owned shares of our common stock during that year would be required to file an annual return on Internal Revenue Service Form 8621 with the Internal Revenue Service that described any distributions received from us and any gain realized by that US holder on the disposition of their shares of our common stock. The PFIC rules are complex. Accordingly, US holders and prospective US holders of our common stock are strongly urged to consult their own tax advisors concerning the impact of these rules, including the making of QEF or mark-to-market elections, on their investment or prospective investment in our common stock.

F. DIVIDENDS AND PAYING AGENTS

We have not paid any dividends since our inception and have no plans to pay dividends.

G. STATEMENT OF EXPERTS

Our consolidated financial statements as of February 28, 2006 and 2007 and for each of the years in the two year period ended February 28, 2007, have been included herein and in the registration statement, in reliance upon the report of Davidson & Company LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

H. DOCUMENTS ON DISPLAY

We have filed this Registration Statement on Form 20-F with the SEC, under the Securities and Exchange Act of 1934, as amended, with respect to our common stock. You may read and copy all or any portion of this registration statement or other information in the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. You can also request copies of these documents upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site (http://www.sec.gov) that contains all of our filings with the SEC. The documents concerning us may also be viewed at our offices in Vancouver BC.and Texas during normal business hours.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have activities related to derivative financial instruments or derivative commodity instruments. We do hold a portfolio of equity securities resulting from previous business transactions. These securities are susceptible to equity market risk. The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations. We mitigate these risks to the extent we are able by:

      o utilizing competent, professional consultants as support teams to company employees;

      o performing careful and thorough geophysical, geological and engineering analyses of each prospect;

      o maintaining adequate levels of property liability and other business insurance;

      o     limiting our prospect operations to the extent appropriate.

Market risk is the possibility that a change in the prices for natural gas, natural gas liquids, condensate and oil, foreign currency exchange rates, or interest rates will cause the value of a financial instrument to decrease or become more costly to settle. We are exposed to commodity price risks, credit risk and foreign currency exchange rates.

Commodities Price Risk. Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources

Credit Risk. In addition to market risk, our financial instruments involve, to varying degrees, risk associated with trade credit and risk associated with operatorship of certain properties as well as credit risk related to our customers and trade payables. All of our accounts receivable are with customers or partners and are subject to normal industry credit risk. We do not require collateral or other security to support financial instruments nor do we provide collateral or security to counterparties. Currently, we do not expect non-performance by any counterparty. Foreign Exchange Risk. Whenever we fund subsidiary company operations, foreign exchange gains or losses are incurred (upon conversion from Canadian to U.S. Dollars).

Interest Rate Risk. Interest rate risk exists principally with respect to our cash invested in short term investments that bears interest at floating rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. [RESERVED]

ITEM 16(A). AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16(B). CODE OF ETHICS

Not applicable.

ITEM 16(C). PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16(D). EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16(E). PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted
Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.


The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.




A.  Audited Financial Statements

    Auditor's Report, dated  5/30/2007

    Consolidated Balance Sheets at 2/28/2007 and 2/28/2006

    Consolidated Statements of Operations and Deficit

      for the years ended 2/28/2007, 2/28/2006, and 2/28/2005

    Consolidated Statements of Cash Flows

      for the years ended 2/28/2007, 2/28/2006, and 2/28/2005

    Notes to Consolidated Financial Statements



ITEM 18. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

Not Applicable.

ITEM 19. EXHIBITS

See Exhibit Index.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.


Horizon Industries LTD.



By: /s/ Christopher J. Wensley
     --------------------------
     Christopher J. Wensley
     Chief Executive Officer


Date: Sept. 7, 2007

                             HORIZON INDUSTRIES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                              FEBRUARY 28, 2007

                                        A Partnership of INcorporated
                                          Professionals
Davidson & Company LLP-------Chartered Accountants-



INDEPENDENT AUDITORS' REPORT

- ------------------------------------------------------------------------

TO THE SHAREHOLDERS OF
HORIZON INDUSTRIES LTD.:

We have audited the consolidated balance sheets of Horizon Industries Ltd.
as at February 28, 2007 and 2006 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standard and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and its cash flows for the years ended February 28, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.


                                                      "DAVIDSON & COMPANY LLP"


Vancouver, Canada
May 30, 2007                                               CHARTERED ACCOUNTANTS

                 COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-
                           U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opionion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated May 30, 2007 is expressed in accordance with Canadian reporting standards which do no permit a reference to such events and conditions in the auditors's report when these are adequately disclosed in the financial statements.

                                                    "DAVIDSON & COMPANY LLP"
Vancouver, Canada
May 30, 2007
							 CHARTERED ACCOUNTANTS
                       A Member of SC International
1200-609 Granville Street, P.O. Box 10372, Pacific Centre,
Vancouver, BC, Canada V7Y 1G6
            Telephone (604) 687-0947  Fax (604) 687-6172
- -----------------------------------------------------------------------------


HORIZON INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT FEBRUARY 28

ASSETS                                                                   2007             2006
- -------------------------------------------------------------------------------------------------
CURRENT
    Cash                                                      $       341,148     $     129,621
    Receivables                                                        11,097            14,962
    Deferred financing fees (Note 5)                                        -            27,500
    Prepaids                                                           11,200            16,828
                                                             ------------------------------------
                                                                      363,445           188,911
PETROLEUM AND NATURAL GAS PROPERTIES (NOTE 4)                       1,250,029           503,063
                                                             ------------------------------------
                                                              $     1,613,474      $    691,974
=================================================================================================


LIABILITIES AND SHAREHOLDERS EQUITY
- -------------------------------------------------------------------------------------------------
CURRENT

    Accounts payable and accrued liabilities                  $       627,427     $      76,522
    Note payable (Note 4)                                                   -            23,263
    Convertible loan (Note 5)                                               -           230,000
                                                             ------------------------------------
                                                                      627,427           329,785
                                                             ------------------------------------



SHAREHOLDERS' EQUITY
- -------------------------------------------------------------------------------------------------
   SHARE CAPITAL (Note 6)                                           3,854,405         2,686,804
   CONTRIBUTED SURPLUS (Note 6)                                       288,059           158,947
   DEFICIT                                                         (3,156,417)       (2,483,562)
                                                             ------------------------------------
                                                                      986,047           362,189
                                                             ------------------------------------
                                                              $     1,613,474   $       691,974
=================================================================================================

Nature and continuance of operations (Note 1)
Commitments (Note 9)
Subsequent events (NOte 12)

ON BEHALF OF TEH BOARD:

       "CHRIS WENSLEY"       , Director        "PATRICK FORSEILLE"     , Director
- -----------------------------             - -----------------------------



  The accompanying notes are an integral part of these consolidated financial statements.

                                               F-2




HORIZON INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED FEBRUARY 28


                                                                        2007               2006            2005
- --------------------------------------------------------------------------------------------------------------

PETROLEUM AND NATURAL GAS REVENUE			    $	    137,196    $              -    $          -
                                                            ----------------        -----------      ----------

DIRECT COSTS
 Depletion							     47,404                   -               -
 Operating expenses						    108,362               6,651               -
                                                            ---------------         -----------      ----------
                                                                    155,766               6,651               -
                                                            ---------------         -----------      ----------
                                                                   ( 18,570)             (6,651)              -
                                                            ---------------         -----------      ----------

EXPENSES
   Bank and interest charges                                $         22,846   $          3,694           3,938
   Consulting fees		                                     161,609	         80,645          80,115
   Deferred financing fees		                              27,500		  8,500               -
   Foreign exchange loss		                               3,205		  6,876           5,445
   Office and administration		                              57,250		 52,669          31,690
   Professional fees		                                     106,604		 97,484          51,738
   Rent		                                                      55,425		 50,859          47,000
   Shareholder communications		                             138,200		 85,130          88,127
   Stock-based compensation		                             162,537		101,433          36,627
   Transfer agent and filing fees		                      24,952		 16,369          19,772
   Travel		                                              10,927	          2,952          18,029
                                                          ---------------------------------------    ----------
                                                                     (771,055)          (506,611)      (382,381)
                                                          ---------------------------------------    ----------

OTHER ITEMS
   Gain on extinguishment of debt                                      61,343                 -               -
   Write off of petroleum and natural gas properties (Note 4)               -          (917,317)              -
                                                          ---------------------------------------    ----------
                                                                       61,343          (917,317)              -
                                                          ---------------------------------------    ----------

LOSS FOR THE YEAR BEFORE INCOME TAXES                                (728,282)        (1,430,579)      (382,381)

   Future income tax recovery (NOte 10)                                55,427                  -              -
                                                          ---------------------------------------    ----------
LOSS FOR THE YEAR                                                    (672,855)        (1,430,579)      (382,381)

DEFICIT, BEGINING OF YEAR                                           (2,483,562)       (1,052,983)      (670,602)
                                                          ---------------------------------------    ----------
DEFICIT - END OF YEAR                                       $       (3,156,417) $     (2,483,562) $  (1,052,983)
================================================================================================================

BASIC AND DILUTED LOSS PER COMMON SHARE                     $          (0.04)  $          (0.11)  $     (0.04)
================================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING              16,754,935          13,330,102     8,614,714
================================================================================================================

        The accompanying notes are an integral part of these consolidated financial statements

                                               F-3




HORIZON INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED FEBURARY 28



                                                                               2007              2006        2005
- -----------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

	Loss for the year	                                      $	(672,855)	$    (1,430,579) $ (382,381)
	Items not affecting cash:
		Deferred financing fees		                          27,500		  2,500           -
		Depletion		                                  47,404		      -           -
		Stock-based compensation		                 162,537		101,433      36,627
		Future income tax recovery		                 (55,427)		      -           -
		Gain on extinguishment of debt		                 (61,343)		      -           -
		Write-off of petroleum and natural gas properties	       -   		917,317           -

	Changes in non-cash working capital items:
		(Increase) decrease in receivables		           3,865		(14,667)      6,179
		(Increase) decrease in prepaids		                   5,628		 (1,035)    (15,793)
		Increase (decrease) in accounts payable
                      and accrued liabilities		                 173,617		(58,022)     72,850
                                                                    ------------------------------------------------
                                                                        (369,074)              (483,053)   (282,518)
                                                                    ------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
       Repayment of note payable                                          (6,235)               (11,315)     34,578
       Proceeds from issue of share capital, net of issuance costs       959,603                669,788     636,270
       Convertible loan                                                        -                200,000           -
       Share subscriptions recieved                                            -                      -     229,500
                                                              -----------------------------------------------------

       Net cash provided by financing activites                          953,368                858,473     900,348
                                                                     ----------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
       Purchase of and expenditures on petroleum and natural gas
           properties net of recoveries                                 (372,767)              (289,080)   (690,610)
                                                                     ----------------------------------------------
       Net cash used in investing activities                            (372,767)              (289,00)    (690,610)
                                                                     ----------------------------------------------

CHANGE IN CASH DURING THE YEAR                                            211,527                 86,340    (72,780)

CASH, BEGINING OF YEAR                                                    129,621                 43,281    116,061
                                                                     ----------------------------------------------
CASH, END OF YEAR	                                             $    341,148          $     129,621 $   43,281
===================================================================================================================

CASH PAID DURING THE YEAR FOR INCOME TAXES                           $          -          $           - $        -
CASH PAID DURING THE YEAR FOR INTEREST                                     22,356                      - $        -
===================================================================================================================

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 8)




     The accompnaying notes are an integral part of these consolidated financial statements.

                                                    F-4





HORIZON INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28 2007


- --------------------------------------------------------------------------------


1.	NATURE AND CONTINUANCE OF OPERATIONS

	The Company was incorporated in British Columbia on February 24, 1997 as J.P.T.
	Resources Ltd., and changed its name to Horizon Industries Ltd. on June 7, 1999.
        The Company is engaged in the exploration and development of petroleum and natural gas properties.

	On December 22, 2003, the Company formed a wholly-owned subsidiary, Horizon
        Industries (USA), Ltd., which was incorporated in the State of Nevada.

 	The Company is in the process of exploring its petroleum and natural gas
	properties and has yet to determine whether its properties contain reserves
	that are economically recoverable.  The recoverability of amounts shown for
	petroleum and natural gas properties is dependent upon the discovery of
	economically recoverable reserves, the ability of the Company to obtain
	the necessary financing to complete exploration and development of its
	properties, confirmation of the Company s interest in the underlying permits
	and licenses, and future profitable production or proceeds from the disposition
	of the Company s properties.

	These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

	There can be no assurance that the Company will be able to continue to
	raise funds, in which case the Company may be unable to meet its obligations.
	Should the Company be unable to realize its assets and discharge its
	liabilities in the normal course of business, the net realizable value of
	its assets may be materially less than the amounts recorded on the balance
	sheets.




2.	SIGNIFICANT ACCOUNTING POLICIES

	USE OF ESTIMATES

	The preparation of financial statements in conformity with Canadian generally
	accepted accounting principles requires management to make estimates and
	assumptions that affect the reported amounts of assets and liabilities at the
	date of the financial statements and the reported amounts of revenues and
	expenses during the reporting period.  Actual results could differ from
	those estimates.

	PRINCIPLES OF CONSOLIDATION

	These consolidated financial statements include the accounts of the Company
	and its wholly owned subsidiary, Horizon Industries (USA) Ltd.  Significant
	inter-company transactions have been eliminated upon consolidation.

	FOREIGN CURRENCY TRANSLATION

	The Company s foreign operations are of an integrated nature.  Monetary assets
	and liabilities are translated at the exchange rate in effect at the balance sheet
	date and non-monetary assets and liabilities are translated at historical exchange
	rates.  Revenue and expenses are translated at rates of exchange prevailing on the
	dates of the underlying transaction.  Gains or losses on translation are included
	in the determination of net earnings.

                                              F-5


HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007


2.      SIGNIFICANT ACCOUNTING POLOCIES   (cont d)


	PETROLEUM AND NATURAL GAS PROPERTIES


	The Company utilizes the full cost method to account for its investment in oil
	and gas properties.  Under this method, all costs of acquisition, exploration and
	development of oil and gas reserves, including such costs as leasehold acquisition
	costs, geological expenditures, tangible and intangible development costs and direct
	internal costs, are capitalized as incurred.  The cost of the oil and gas properties
	with proved reserves will be depleted and charged to operations using the
	unit-of-production method based on the ratio of current production to estimated
	proved oil and gas reserves.

	Costs directly associated with the acquisition and evaluation of unproved properties
	are excluded from the depletion computation until it is determined whether or not
	proved reserves can be assigned to the properties or whether impairment has occurred.
	If the results of an annual assessment indicate that the properties are impaired, the
	amount of the impairment along with the costs of drilling exploratory dry holes and
	geological and geophysical costs that cannot be directly associated with specific
	unevaluated properties are added to the capitalized costs subject to depletion.
	Should the Company not have properties with proven reserves, these costs are charged
	to operations for the year.

	In applying the full cost method, the Company performs an annual cost centre
	impairment (ceiling test).  The Company tests each cost centre for recoverability
	by comparing the carrying value of capital costs to the undiscounted cash flows
	expected to result from its use and eventual disposition.  The calculation of
	future net revenues is based on reasonable estimates of future oil and gas prices
	and costs.  Unproved properties are included in the cost centre impairment test by
	adding the cost of the unproved property, less any impairment, to the estimated
	future cash flow for the cost centre.  An impairment loss is recognized when the
	carrying amount of a cost centre is not recoverable and is measured as the amount
	by which the carrying amount of the assets capitalized in a cost centre exceeds
	the sum of the fair value of proved and probable reserves plus costs, less any
	impairment, of unproved properties.

	Any amounts recorded for depletion and amortization of oil and gas properties and
	equipment and any provision for future site restoration and abandonment costs are
	based on estimates.  The ceiling test is based on estimates of proved reserves,
	production rates, oil and gas prices, future costs and other relevant assumptions.
	By their nature, these estimates are subject to measurement uncertainty and the
	effect on the financial statements of changes in such estimates in future periods
	could be significant.


	ASSET RETIREMENT OBLIGATIONS


	The Company recognizes the fair value of a liability for an asset retirement
	obligation in the year in which it is incurred when a reasonable estimate of
	fair value can be made.  The carrying amount of the related long-lived asset
	is increased by the same amount as the liability.

	Changes in the liability for an asset retirement obligation due to the passage
	of time will be measured by applying an interest method of allocation.  The
	amount will be recognized as an increase in the liability and an accretion
	expense in the statement of operations.  Changes resulting from revisions to
	the timing or the amount of the original estimate of undiscounted cash flows
	are recognized as an increase or a decrease in the carrying amount of the
	liability for an asset retirement obligation and the cost of the related
	long-lived asset.  As at February 28, 2007 and 2006, there were no material
	asset retirement obligations.

                                           F-6


HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007




2.      SIGNIFICANT ACCOUNTING POLOCIES  (cont d)




	FUTURE INCOME TAXES

	Future income taxes are calculated using the asset and liability method.
	Under the asset and liability method, future tax assets and liabilities
	are recognized for the future tax consequences attributable to differences
	between the financial statement carrying amounts of existing assets and
	liabilities and their respective tax bases.  Future tax assets and
	liabilities are measured using the enacted or substantively enacted tax
	rates expected to apply when the asset is realized or the liability settled.
	The effect on future tax assets and liabilities of a change in tax rates is
	recognized in income in the period that substantive enactment or enactment
	occurs.  To the extent that the Company does not consider it more likely
	than not that a future tax asset will be recovered, it provides a valuation
	allowance against the excess.




	LOSS PER SHARE

	The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented the dilutive effect has not been computed as it proved to be anti-dilutive.

	Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.




	STOCK BASED COMPENSATION

	The Company recognizes compensation expense for all stock options granted, using the fair value based method of accounting. Any cash paid on the exercise of stock options is added to the stated value of common shares.




	FLOW-THROUGH COMMON SHARES

	Canadian tax legislation permits a company to issue flow-through shares
	whereby the deduction for tax purposes relating to qualified resource
	expenditures is claimed by the investors rather than the Company.  Recording
	these expenditures for accounting purposes gives rise to taxable temporary
	differences.

	Emerging Issues Committee 146 Flow-Through Shares requires that, when
	flow-through expenditures are renounced, a portion of the future income tax
	assets that were not recognized in previous years, due to the recording of a
	valuation allowance, be recognized as a recovery of income taxes in the
	statement of operations.

                                     F-7


HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007




2.      SIGNIFICANT ACCOUNTING POLOCIES (cont d)




	CONVERTIBLE LOANS


	The debt component, representing the value allocated to the liability at inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares, is classified in shareholders' equity as "equity component of convertible debentures". Over the term of the debt obligation, the debt component will be accreted to the face value of the Debenture by the recording of additional interest expense.
	In the years presented, the equity portion of the convertible loans was determined to be insignificant.





	REVENUE RECOGNITION


	Revenue from the sale of petroleum and natural gas products is recognized
	upon the passage of title and when ultimate collection is reasonably assured,
	and is recorded net of royalties and severance taxes.





	COMPARATIVE FIGURES


	Comparative figures have been reclassified, where applicable, to conform with the current year s presentation.






3.	FINANCIAL INSTRUMENTS


	The fair value of all items that meet the definition of a financial instrument approximate their carrying values. These items include cash, receivables, accounts payables and accrued liabilities note payable and convertible loan. The Company is subject to currency risk in respect of fluctuating exchange rates as the payments for some of its petroleum and natural gas properties are in U.S. dollars. Unless otherwise noted, it is management s opinion that the Company is not exposed to significant credit or interest rate risks arising from these financial instruments.
	The fair values of these financial instruments approximate their carrying values, unless otherwise noted

                                         F-8


HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007


4.    PETROLEUM AND NATURAL GAS PROPERTIES



==============================================================================================================
                                                    Coleto            Manhilla   Beaver
                                Stewart   Funk      Creek   Whatley    Creek     Dam      Minton    Total
Balance, February 28, 2005    $ 128,652 $      -  $      - $ 251,633  $ 551,509 $ 115,190 $     -  $ 1,046,984

  Deferred exploration
    costs, net of recoveries    123,799        -         -   (31,021)       575     5,422  274,621     373,396
  Depletion                           -        -         -         -          -         -        -           -

  Write-off dry hole costs            -        -         -         -   (522,084) (120,612)(274,621)   (917,317)
                              ---------------------------------------------------------------------------------

Balance, February 28, 2006      252,451        -         -   220,612     30,000         -        -     503,063
                              ---------------------------------------------------------------------------------
Deferred exploration
    costs, net of recoveries     45,152  542,389   204,960     1,869          -         -        -     794,370
  Depletion                           -  (47,404)        -         -          -         -        -     (47,404)

  Write-off dry hole costs            -   30,000         -         -    (30,000)        -        -           -
                              ---------------------------------------------------------------------------------
Balance, February 28, 2007   $ 297,603  $524,985 $ 204,960  $222,481  $       -  $      -  $     -  $1,250,029


As at February 28, 2007, unproved property costs of $857,600 (2006 - $503,063) have been excluded from costs subject to depletion.

General and administrative costs capitalized to the petroleum and natural gas properties in the current year were $Nil (2006 - $Nil).

STEWART LEASES, TEXAS

During the 2005 fiscal year, the Company s wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired two contiguous leases in Goliad County, Texas. The leases expire between January 12 and July 5, 2008. The Company syndicated out 70% of the working interest in the leases thereby recovering a portion of its acquisition and exploration costs.

FUNK LEASE, TEXAS

During the current fiscal year, the Company s wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 100% working interest in the Funk lease, consisting of two oil and gas leases located in Goliad County, Texas. The leases expire on March 31, 2009. The Company paid US$40,000 for the lease located near the Maetze Yegua, Perdido Creek and Jobar fields. A prospect fee of $25,000 was also paid.

The Company is currently holding $44,199 from farm-in partners, included in accounts payable, towards drilling a test well. These funds will be applied against drilling costs as they are received from the well operator.

COLETO CREEK PROSPECT, TEXAS

During the current fiscal year, the Company accrued seismic acquisition costs related to certain oil and gas prospects in Goliad County, Texas.
The Company plans to acquire the seismic data under an acquisition agreement with a third party for certain rights to licensing of 3D seismic data.

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007


4.  PETROLEUM AND NATURAL GAS PROPERTIES (cont d)


WHATLEY PROSPECT, TEXAS


During the 2005 fiscal year, the Company reached an agreement with PB Energy USA, Inc. (PB) to acquire a 12% participating interest that entitles a 9% working interest in the Whatley #1 Development prospect in the Spartan Field, San Patricio County, Texas. The Company paid approximately US$192,000 for its total share of a test well on the property. During the 2006 and 2007 fiscal years, the Company has received some sundry revenue from petroleum and natural gas, this amount has been offset against the deferred development costs.

A director and officer of the Company held a 1.125% working interest in this prospect prior to becoming a director and officer.

During the 2005 fiscal year, PB loaned the Company US$50,000 to pay for the Company s portion of the drilling cost. The loan bears interest at 12% per annum repayable on September 30, 2006. During the year the Company reached a settlement agreement with PB whereby the Company repaid $6,235 and recorded a gain on extinguishment of debt of $17,028.


MANAHUILLA CREEK, TEXAS


During the 2004 fiscal year, the Company s wholly-owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 20% working interest in the Manahuilla Creek Prospect in Goliad County, Texas. During the previous fiscal year, the Company wrote this prospect down to its net realizable value. During the current year, the Company abandoned the well and accordingly, all related costs were added to the capitalized costs subject to depletion.


BEAVER DAM DREEK, LOUISIANA


During the 2005 fiscal year, the Company reached an agreement to acquire a 6.6667% participating interest that entitles a 5% working interest in the Beaver Dam Creek prospect located in St. Helena Parish, Louisiana. During the 2006 fiscal year, the Company abandoned its interest in this prospect, and accordingly, all related costs were written off to operations.


MINTON PROSPECT, SASKATCHEWAN


During the 2006 fiscal year, the Company entered into a seismic option agreement to acquire a 65% working interest in the Minton & Edna lake areas of the Williston Basin of southeastern Saskatchewan. Under the option agreement, the Company may earn its interest by underwriting 100% of a 3D seismic survey over the Minton block and drilling a test well. During the 2006 fiscal year, the Company abandoned its interest in this prospect, and accordingly, all related costs were written off to operations.

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007




4.   PETROLEUM AND NATURAL GAS PROPERTIES (cont d)


MINTON PROSPECT, SASKATCHEWAN (cont d)

The full cost ceiling test results as of February 28, 2007 resulted in no impairment of evaluated oil and gas properties. The future prices used in the February 28, 2007 ceiling test are as follows:


=============================================================
                                                Natural Gas
                                               (US$/Mmbtu)
-------------------------------------------------------------
2007	                                           8.45
2008	                                           8.92
2009	                                           8.61
2010	                                           8.27
2011	                                           7.99
=============================================================




5.	CONVERTIBLE LOAN


In January 2006, the Company completed a convertible loan financing with an unrelated third party for total proceeds of $200,000. The loan bears interest at 12% per annum and has a maturity date of February 3, 2007.
In addition the Company agreed to pay a bonus of $30,000 to be paid at the maturity date. The loan and the bonus, at the option of the lender, can be converted into common shares at the greater of the current market price or a floor price of $0.25 per share. In the event that the lender elects to convert to common shares, the Company has the right to elect to repay up to 50% of the loan and bonus in cash. In the event that the lender does not elect to convert the loan and bonus into common shares, the Company has the right to convert 50% of the loan and bonus into common shares and repay the remaining 50% in cash. The Company paid a finders fee of $6,000.


During the year, the Company issued 575,000 common shares on the conversion of the loan with a principal amount of $200,000 and a bonus of $30,000.


6.	SHARE CAPITAL


a)	Authorized capital stock: Unlimited common shares without par value

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007



6.    SHARE CAPITAL (cont d)

b)	Common shares issued and outstanding:

===========================================================================

                                        Number          Share    Contributed
	                              of Shares       Capital      Surplus

Balance, February 28, 2005		9,600,000   $1,753,880	$   63,800
	Issued by private placement	4,962,000      897,620	  	 -
	Issued on exercise of stock
           options		          150,000	27,286	    (6,286)
	Issued for debt settlement	  182,250	27,350		 -
	Stock-based compensation		-   	     -     101,433
	Less: share issuance costs		-      (19,332)		 -
			              --------------------------------------
Balance, February 28, 2006	       14,894,250    2,686,804     158,947
	Issued by private placement	1,570,000      459,000		 -
	Issued on exercise of stock
           options		          270,000	86,374	   (33,425)
	Issued on exercise of share
           purchase warrants		1,785,000      451,100		 -
	Issued for convertible loan	  575,000      230,000		 -
	Stock-based compensation		-   	     -     162,537
	Renunciation of flow-through shares	-      (55,427)
	Less: share issuance costs		-   	(3,446)
			               -------------------------------------
Balance, February 28, 2007	       19,094,250   $3,854,405	$  288,059
============================================================================



During the year ended February 28, 2007, the Company:

(a)	completed a non-brokered private placement of 1,470,000 units at $0.30 per unit for gross proceeds of $441,000. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.35 per share for two years to May 5, 2008. Two directors and officers of the Company purchased 131,500 units for total proceeds of $39,450.


(b)	completed a non-brokered private placement of 100,000 units at $0.18 per unit for gross proceeds of $18,000. Each unit consists of one common share and one common share purchase warrant. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.25 per share for one year to March 10, 2007.


During the year ended February 28, 2006, the Company:

(a)	completed a non-brokered private placement of 2,000,000 units at $0.15 per unit for gross proceeds of $300,000. Each unit consists of one common share and one common share purchase warrant. Two share purchase warrants entitle the holder to acquire one common share of the Company at $0.20 per share for the first year and $0.25 per share for the second year to March 8, 2007. A director and officer and a former director and officer of the Company purchased 420,000 units for total proceeds of $63,000. In fiscal 2005, the Company received $229,500 in cash relating to this private placement.

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007




6.    SHARE CAPITAL (cont d)

(b)	completed a non-brokered private placement of 1,205,000 units at $0.22 per unit and 627,000 flow-through shares at $0.26 per unit for aggregate gross proceeds of $428,120. Each unit consists of one common share and one common share purchase warrant. There were no units issued in respect to the flow-through shares. One share purchase warrant entitles the holder to acquire one common share of the Company at $0.32 per share for two years to June 7, 2007. A former director and officer of the Company purchased 200,000 units for total proceeds of $44,000.

(c)	completed a non-brokered private placement of 1,130,000 units at $0.15 per unit for gross proceeds of $169,500. Each unit consists of one common share and one-half common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one common share of the Company at $0.20 per share for one year to November 17, 2006. Directors and officers of the Company purchased 190,000 units for total proceeds of $28,500.

(d)	issued 182,500 shares in settlement of $27,350 of accounts payable. Of this settlement 40,000 shares were issued to a director and officer of the Company representing $6,000 as payment of services. Another 40,000 shares were issued to a consultant who subsequently became a director and officer of the Company also representing $6,000 for consulting services to the Company.

STOCK OPTIOINS

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years. Vesting terms are determined by the board of directors at the time of grant.

Stock option transactions and the number of stock options outstanding are summarized as follows:


===================================================================================
                                                                                  <
                                            2007                      2006
-----------------------------------------------------------------------------------
                                                    Weighted               Weighted
                                                     Average                Average
                                         Number      Exercise     Number    Exercise
                                       of Options     Price      of Options   Price
-----------------------------------------------------------------------------------
Outstanding, beginning of year		995,000    $	0.22	770,000	   $	0.30
	Granted		                995,000		0.31	915,000		0.20
	Exercised		       (270,000)	0.22   (150,000)	0.14
	Cancelled		       (205,000)	0.28   (540,000)	0.32
				-----------------              -----------
Outstanding, end of year	      1,515,000	   $	0.27	995,000	   $	0.22
====================================================================================
Options exercisable, end of year      1,515,000	   $	0.27	945,000	   $	0.22
====================================================================================
Weighted average fair value of options
granted during fiscal 2007 and 2006	           $	0.17		    $	0.22
====================================================================================

                                        F-13

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007




6.    SHARE CAPITAL (cont d)


STOCK OPTIONS (cont d)

The following stock options were outstanding at February 28, 2007:

======================================================================
         Number          Exercise
         of options       Price                 Expiry Date
----------------------------------------------------------------------
         100,000	$   0.20		November 1, 2007
          25,000	    0.32		August 4, 2008
          80,000	    0.30		August 3, 2009
         100,000	    0.20		March 15, 2010
         190,000	    0.17		October 6, 2010
         100,000	    0.25		December 5, 2010
          50,000	    0.20		January 31, 2011
         420,000	    0.30		April 12, 2011
         250,000	    0.30		October 5, 2011
         100,000	    0.35		January 18, 2012
         100,000	    0.35		January 29, 2012
        ---------
       1,515,000
=====================================================================



STOCK-BASED COMPENSATION


Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model. Compensation expense of $162,537 was recorded in the statement of operations in the year ended February 28, 2007 (2006 - $101,433), which was also recorded as contributed surplus on the balance sheet.

The following assumptions were used for the Black-Scholes valuation of stock options granted:

===================================================================
                                	2007		2006
-------------------------------------------------------------------
Risk-free interest rate		       4.00%		3.77%
Expected life of options	      4  years		5 years
Annualized volatility		      73.26%		69.91%
Dividend rate		               0.00%		0.00%
==================================================================

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007


6.   SHARE CAPITAL (cont d)

SHARE PURCHASE WARRANTS

Warrant transactions and the number of warrants outstanding are summarized as follows:

===============================================================================
                                             Weighted               Weighted
	                                  average exercise     average exercise
                                  2007            price    2006           price
-------------------------------------------------------------------------------
Balance, beginning of year	2,770,000   $	0.25	3,010,000    $	   0.31
	Granted		        1,570,000	0.34	2,770,000	   0.25
	Exercised	       (1,785,000)	0.25		-   	      -
	Expired/Cancelled	  (20,000)	0.20   (3,010,000)         0.31
				----------              ----------
Balance, end of year		2,535,000	0.33	2,770,000	   0.25
===============================================================================


At February 28, 2007, the following share purchase warrants were outstanding:

===============================================================
            Number       Exercise
            of Shares	 Price		Expiry Date
---------------------------------------------------------------
            190,000	$   0.25	March 8, 2007
            975,000	    0.32	June 8, 2007 (subsequently expired)
          1,370,000	    0.35	May 5, 2008
================================================================


7.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into the following transactions with related parties:

a)	Paid consulting fees of $108,565 (2006 - $70,870) to a director and officer of the Company for services during the year.

b)	Paid professional fees of $67,000 (2006 - $44,000) to a director and officer of the Company.

c)	Paid consulting fees of $Nil (2006 - $32,500) to an individual prior to that individual becoming a director and officer of the Company.

d)	Paid consulting fees of $Nil (2006 - $9,775) to a director and former officer of the Company.  The director resigned subsequent to year-end.

e)	Paid consulting fees included in prepaid expenses of $Nil (2006 - $7,500)
        to a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties unless otherwise noted.

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007




8.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended February 28, 2007 were:

a)	Issuance of 575,000 common shares to settle $230,000 in convertible loans and related bonus fees (Note 5).

b)	Oil and gas expenditures of $505,919 recorded in accounts payable.

The significant non-cash transactions for the year ended February 28, 2006 were:

a)	Issuance of 182,250 common shares in settlement of $27,350 in accounts payable (Note 6d).

b)	Oil and gas expenditures of $84,316 recorded in accounts payable.

9.	COMMITMENTS

a)	The Company entered into a three year agreement on November 1, 2005 with a director and officer for consulting and administrative services to the Company for consideration of a minimum of $8,500 per month plus
         GST, plus reimbursement of all traveling and direct expenses incurred.

b)	The Company entered into a three year agreement on November 1, 2005 with a director and officer for consulting and administrative services to the Company for consideration of a minimum of $5,500 per month plus GST, plus reimbursement of all traveling and direct expenses incurred.

c)	The Company entered into a five-year office space lease, expiring April
        2010. The minimum annual payment is $31,780 per year.

d)	The Company entered into an agreement with a third party for certain rights to licensing of 3D Seismic data. Consideration for this data will be US$540,000 payable over an eighteen month period commencing June 18, 2006. At year-end $235,200 is included in accounts payable.

10.	INCOME TAXES

A reconciliation of income taxes (recovery) at statutory rates with the reported taxes is as follows:

==============================================================================
                                                        2007         2006
------------------------------------------------------------------------------
Loss before income taxes	                   $ (728,282)	$(1,430,579)
------------------------------------------------------------------------------
Expected income tax recovery	                   $ (248,490)	$  (547,726)
Non-deductible expenses		                       48,665        96,927
Write-off of oil and gas properties		       10,236	    351,213
Differences in foreign tax rates		            -        27,856
Recognized (unrecognized) benefits of
     non-capital losses		                      134,162	     71,730
		                                    -------------------------
Total income taxes (recovery)	                    $ (55,427)	$	-
=============================================================================

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007



10.   INCOME TAXES  (cont d)

Details of future income tax assets are as follows

==============================================================================
                                                       2007         2006
------------------------------------------------------------------------------
Resource deductions	                           $  138,000	$  178,300
Financing costs		                                7,400	     6,000
Non-capital losses available for future periods	      584,600	   437,400
		                                    -------------------------
		                                      730,000	   621,700

Valuation allowance		                     (730,000)    (621,700)
		                                    ------------------------
Net future income tax assets	                    $	 -   	$	-
============================================================================


The Company has incurred operating losses for Canadian income tax purpose of approximately $1,629,000 which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2027. The Company has U.S. operating losses of $234,275 to reduce taxable income incurred in the U.S. In addition, the Company has Canadian resource deductions of approximately $406,938 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.


11.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being petroleum and natural gas exploration and development. All of the Company s petroleum and natural gas exploration properties are located in the United States. All other assets and expenses are in Canada.


12.	SUBSEQUENT EVENTS

The following events occurred subsequent to February 28, 2007:

a)	The Company granted 200,000 stock options with an exercise price of $0.40 to consultants of the Company.

b)	Announced a private placement to raise $750,000 through the issuance of 3,000,000 units at a price of $0.25. Each unit will consist of one common share and one share purchase warrant with an exercise price of $0.30 for the first three months and $0.35 subsequent to three months after closing of the private placement.

c)	The Company s wholly owned subsidiary, Horizon Industries U.S.A. Ltd., acquired a 25% working interest in a drilling program, located in San Jacinto County, Texas, with an option to acquire up to 37.5% working interest in the balance of the prospect, by paying acquisition costs of US$33,778.

d)	The Company issued 190,000 common shares pursuant to the exercise of warrants for gross proceeds of $47,500

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Cananda ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (United States GAAP) are described and quantified below.

Consuldiated financial statement balances under United States GAAP

================================================================================
                                                           2007            2008
--------------------------------------------------------------------------------
Consolidated balance sheets
Total assets under Canadian GAAP and United States GAAP $ 1,613,474  $  691,974
================================================================================
Total liabilities under Canadian GAAP
        and United States GAAP                          $   627,427  $  329,785
Capital stock and contributed surplus                    -----------------------
        under Canadian GAAP                               4,142,464   2,845,751

  Future income tax recovery                                 55,427           -
  Flow-through share premium paid in excess
        of market value                                     (25,080)    (25,080)
                                                         -----------------------
Capital stock contributed surplus under
        United States GAAP                                4,172,811   2,820,671
                                                         -----------------------
Deficit under Canadian GAAP                              (3,156,417) (2,483,562)
  Future income tax recovery                                (55,427)          -
  Flow-through share premium paid in excess
        of market value                                      25,080      25,080
                                                          ---------------------
Deficit under United states GAAP                         (3,186,764) (2,458,482)
                                                          ---------------------
Total shareholders' equity under United States GAAP         986,047    362,189
                                                          ---------------------
Total liabilites and shareholders equity under
         United States GAAP                              $1,613,474 $  691,974
===============================================================================

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (contd...)

STATEMENTS OF OPERATIONS

The impace of the difference between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

=============================================================================
                                                 2007      2006      2005
-----------------------------------------------------------------------------
Loss for the year, Canadian GAAP           $  (672,855)$(1,430,579)$ (382,381)
Adjustments:
  Future income tax recovery                   (55,427)          -          -
  Flow-through share premium paid in
      excess of market value                         -      25,080          -
                                            ---------------------------------
Loss for the year, United States GAAP      $  (728,282)$(1,045,499)$ (382,381)
==============================================================================
Basic and diluted loss per common share,
      United States GAAP                   $   (0.04)  $    (0.11) $    (0.04)
==============================================================================
Weighted average number of common shares
     outstanding, United States GAAP          16,754,935 13,330,102  8,614,714
==============================================================================

STATEMENTS OF CASH FLOWS

There were no significant difference between Canadain GAAP and United States GAAP on the statements of cash flows.

OIL AND GAS PROPERTIES

Under both United States and Canadian GAAP, property, plant and equipment must be assessed for potential impairment.

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable
taxes.   Effective January 1, 2004, the CICA implemented a new pronouncement on the impairment of long-lived assets, which required the impairment loss as a result of the ceiling test to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (contd...)

OIL AND GAS PROPERTIES (contd..)

Under United States GAAP, costs accumulated in each cost cener are limited to anamount equal to the present value, discounted at 10% of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional ceiling test write-down was not required as at February 28, 2007, 2006 and 2005.

STOCK-BASED COMPENSATION

Under Canadian GAAP, the Company accounts for stock-based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2005, 2004 and 2003.

LOSS PER SHARE

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures. As at February 28, 2007, 2006 and 2005, there were no shares held in escrow.

FLOW-THROUGH SHARES

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under United States GAAP, any difference between the market price of the Companys stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount.
The asset or liability is charged to income as the flow-through share proceeds are expended on qualifing expenditures.

During the 2007 fiscal year, the Company did not issue and flow-through shares and accordingly there was no difference between Canadian and United States GAAP.

During the year ended February 28, 2006, the Company issued 627,000 flow-through shares for total proceeds of $163,020. As the market price of the Companys stock was less than the fair value of the flow-through shares issued, a premium of $25,080 has been recorded for expended cash on qualifying expenditures.

HORIZON INDUSTRIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (contd...)

NEW ACCOUNTING PRONOUNCEMENTS

in july 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 49 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years begining after December 15, 2006. The adoption of FIN 48 is not anticipated to have an impact on the Companys financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.
SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistancy in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 is effective for fiscal years begining after November
15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period withing that fiscal year. The Company is currently assessing the impact of SFAS No. 157 the Companys financial position and results of operations, but does not anticipate a material impact.

In February, 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilites. SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years begining after November 15, 2007. We are currently assessing the impact of SFAS NO. 159 on our financial position and results of operations, but does not anticipate a material impact.

The adoption of these new financial pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.




                               INDEX TO EXHIBITS


      Exhibit
      Numbers     EXHIBITS

      1.1         Certificate and Articles of Continuance dated June 10, 1997

      1.2         Certificate and Articles of Amendment dated December 12, 1998

      1.3         By-law No. 1 dated June 2, 1997

      4.1         Amended and Restated Stock Option Plan (2006)

      15.1        Consent of Davidson & Company LLP